                                                Filed Pursuant to Rule 424(B)(1)
                                                          File Number: 333-90185

                             [SOFTLINK, INC. LOGO]


                               7,551,058 Shares

                                 Common Stock

     We have prepared this prospectus to allow Deephaven Private Placement Trading, Ltd., Hornblower Investors LLC and Cardinal Capital Management LLC, or their respective pledgees, donees, transferees or other successors in interest, to sell up to 7,551,058 shares of our common stock which they own or may acquire upon conversion of our preferred stock and exercise of warrants previously acquired in private placements. We will receive no proceeds from the sale of these shares, except for the proceeds from the exercise of the warrants.

     Our common stock is listed on the NASD O-T-C Market Bulletin Board under the symbol "SFLK".

     The selling stockholders may offer their Softlink shares through public or private transactions in or off the NASD O-T-C Market Bulletin Board in the United States, at prevailing market prices or at privately negotiated prices.


                            ______________________

 See "Risk Factors" beginning on page 5 for a discussion of material issues to consider before purchasing our common stock.

                            _______________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is February 11, 2000.

                               TABLE OF CONTENTS

                                                                      Page
                                                                      ----
Prospectus Summary                                                     3
Risk Factors                                                           5
Use of Proceeds                                                        9
Price Range of Common Stock and Dividend Policy                       10
Capitalization                                                        12
Selected Consolidated Financial Data                                  13
Management's Discussion and Analysis of  Financial
  Condition and Results of Operations                                 14
Business                                                              22
Management                                                            35
Related Party Transactions                                            42
Selling Stockholders                                                  45
Principal Stockholders                                                47
Description of Capital Stock                                          48
Shares Eligible for Future Sale                                       54
Plan of Distribution                                                  55
Legal Matters                                                         56
Experts                                                               56
Where You Can Find Additional Information                             56
Index to Financial Statements                                        F-1

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, "Softlink", "we", "us" and "our" refer to Softlink, Inc. and its wholly-owned subsidiary, Softlink Incorporated.

     "eMail inChorus" is a trademark of Softlink. All other trademarks, service marks or tradenames referred to in this prospectus are the property of their respective owners.

     All share information has been adjusted to reflect our reorganization in March 1998.

                              PROSPECTUS SUMMARY

     This summary highlights information described more fully elsewhere in this prospectus. You should read the entire prospectus carefully.

                                   SOFTLINK

Our Business        Softlink provides multimedia email solutions that bring life to online communication with voice, sound, animation and graphics. We develop and market software products that use our proprietary technology to allow businesses and consumers to communicate through text, voice, sound, annotation and animation.



THE OFFERING

Common stock offered by selling stockholders      7,551,058 shares

Common stock to be outstanding after this         16,599,603 shares,
Offering                                          excluding an aggregate of
                                                  3,017,430 shares reserved
                                                  for issuance of outstanding
                                                  stock options and
                                                  warrants.

Use of proceeds                                   Other than the proceeds from
                                                  the exercise of the warrants,
                                                  none of the proceeds from the
                                                  sale of the common stock
                                                  offered by this prospectus
                                                  will be received by us. Any
                                                  warrant exercise proceeds
                                                  received by us will be used
                                                  for marketing, establishment
                                                  of our consulting and service
                                                  business and for working
                                                  capital and general corporate
                                                  purposes.

O-T-C Market Bulletin Board symbol:               "SFLK"

Plan of Distribution                              The selling stockholders may
                                                  offer their Softlink shares
                                                  through public or private
                                                  transactions in or off the
                                                  NASD O-T-C Market Bulletin
                                                  Board in the United States, at
                                                  prevailing market prices or at
                                                  privately negotiated prices.
                                                  For details of how the selling
                                                  stockholders may offer their
                                                  Softlink shares, please see
                                                  the section of this prospectus
                                                  called "Plan of
                                                  Distribution".

                            SUMMARY FINANCIAL DATA

                                                               Six Months Ended September 30,        Years Ended March 31,
                                                               ------------------------------   --------------------------------
                                                                   1999              1998           1999               1998
                                                               -------------    -------------   -------------      -------------
Consolidated Statements of Operations Data:
Net sales, including license fee income                        $   660,900       $  335,500      $   731,100        $   23,500
Cost of sales                                                      176,000           35,100           39,200            12,900
Loss from operations                                            (1,504,300)        (272,200)      (1,128,100)         (620,100)
Net loss                                                        (1,534,400)        (272,000)      (1,015,900)         (620,800)
Basic and diluted loss per share                               $     (0.25)      $    (0.04)     $     (0.14)       $    (0.26)
Basic and diluted weighted-average common shares outstanding     7,856,700        6,062,900        7,132,600         2,377,200

                                                               September 30,
                                                                        1999
Consolidated Balance Sheet Data:
Cash and cash equivalents                                        $ 1,785,500
Working capital                                                  $ 2,741,700
Total assets                                                     $ 3,296,600
Short-term debt                                                  $         0
Total stockholders' equity                                       $ 2,937,900

                                 RISK FACTORS


     An investment in the shares of our common stock offered by this prospectus involves a high degree of risk. You should consider carefully the following risk factors as well as the other information set forth in this prospectus before you decide to buy our common stock.


                    Risks Related to Softlink's Operations



We have a history of losses, and we expect losses for the foreseeable future.

     Since our inception in November 1995, we have incurred substantial losses. Our net loss equaled approximately $620,800 for the year ended March 31, 1998, approximately $1,015,900 for the year ended March 31, 1999, and approximately $1,534,400 for the six months ended September 30, 1999. As of September 30, 1999, we had an accumulated deficit of approximately $3,207,200.

     We anticipate that our expenses relating to developing, marketing and supporting our current and future products and services will increase substantially in the future. Accordingly, for the foreseeable future we expect to experience additional losses as these increased expenses exceed our total revenues. These additional losses will increase our accumulated deficit.

     The report of BDO Seidman, LLP on our consolidated financial statements for the year ended March 31, 1999 contains an explanatory paragraph indicating that our accumulated deficit and net losses raise substantial doubt about our ability to continue as a going concern. This going concern qualification may adversely affect our perception by prospective customers and suppliers, as well as by the financial community.


Our revenues currently depend on one product family.

  To date, we have generated nearly all of our revenues from our eMail VOICELink and eMail inChorus family of products. We expect that our current eMail VOICELink and eMail inChorus family of software products and software products in the future will continue to account for a substantial majority of our revenues for the foreseeable future. Therefore, our future financial performance is dependent, in significant part, upon the successful development, introduction and customer acceptance of new and enhanced versions of eMail VOICELink and eMail inChorus and of related new products and services that we may develop. We cannot assure you that we will be successful in upgrading eMail VOICELink and eMail inChorus or that we will successfully develop new products and services, or that any new product or service will achieve market acceptance. For more information on the sources of our revenues, please see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Our revenues are also dependent on one licensing customer and licensing revenue.

     For the six months ended September 30, 1999 and the year ended March 31, 1999, approximately $153,000 and $640,000, respectively, or 23% and 87.5%, respectively, of our net sales were derived from licensing revenue from one customer, NIC Ltd. In addition, we had accounts receivable from NIC Ltd. of $550,000 and $421,900 at September 30, 1999 and March 31, 1999, respectively. The loss of this customer or the inability to collect in full the receivable from this customer could have a material and adverse effect on our business, results of operations or financial condition. Although we are seeking to increase our sales of software products, we expect that a substantial majority of our revenues for the foreseeable future will be derived from the licensing of our software products.

We are changing our business model from one focused on licensing to one focused on sales of software. This new model is unproven.

     Our core business model has focused on licensing software designed to enable our customers to enhance their email communications with voice and multimedia features. To date, substantially all of our revenue has been derived from licensing of our software. We are attempting to increase sales of our software to complement our licensing revenue; however, we believe that it is too early to determine whether this business model will be successful in the future.

     We also intend to broaden our business by offering turnkey multimedia email services. These services would transfer to us the responsibility for constructing and disseminating multimedia messages on behalf of our customers. We would be competing against production and advertising companies in this market, and we may not compete effectively with these current or future service providers based on price, performance or other features. We expect to devote significant engineering, marketing, sales and customer support resources to enhance the competitiveness and cost-effectiveness of these services. These actions may divert resources from our other products and services and may thus harm our core eMail VOICELink and eMail inChorus business.


Multimedia email is a new and evolving business, competes with other methods of online communication, and may not receive widespread acceptance.

     Multimedia email is in its very early stages of development. Like many new businesses, it is characterized by rapidly evolving technologies, quickly changing marketing and sales strategies, multiple and aggressive market participants, fluctuating demand and uncertain market acceptance for products and services. Businesses and consumers have the option of using other methods of online communication, including video and audio streaming. These methods may receive greater acceptance than our multimedia email model. Multimedia email is also heavily dependent on the success of the Internet, which itself is a relatively new medium with an unpredictable future.

We are growing rapidly, and effectively managing our growth may be difficult.

     We are currently experiencing a period of significant expansion. In order to execute our business plan, we must continue to grow significantly by expanding our product line and hiring new employees. This growth will strain our management, resources and systems. Our ability to compete effectively and manage future growth, if any, will require us to implement and improve our operational, financial and management information systems on a timely basis and to attract, hire, train and retain additional personnel. If we cannot effectively manage our growth, our business could be harmed.

The loss of the services of one or more of our key personnel or our failure to hire, integrate or retain other qualified personnel could disrupt our business.

     We depend upon the continued services and performance of our executive officers and other key employees, particularly William Yuan, our President and Chief Executive Officer, Johnson Lee, our Chairman, and Edmund Leung, our Chief Technical Officer. We currently maintain key person life insurance on Messrs. Yuan, Lee and Leung; however, the loss of the services of any of them could materially and adversely affect our business. Competition for qualified personnel in technology is intense and we may not be able to retain or hire necessary personnel.


We would lose revenues and incur significant costs if our systems or material third-party systems are not year 2000 compliant.

     Although as of January 14, 2000 we have experienced no material technical problems related to the year 2000, we are currently assessing any remaining impact of the year 2000 issue on our business and operations. We have not devised a year 2000 contingency plan. The failure of our internal systems, or any material third-party systems, to be year 2000 compliant could have a material and adverse effect on our business, results of operations and financial condition.

     We believe that the current versions of our eMail VOICELink and eMail inChorus products are year 2000 compliant. However, we cannot assure you that our products will not experience year 2000 problems in the future. Any such problems could result in a decrease in sales of our products, an increase in the allocation of our resources to address year 2000 problems of our customers without additional revenue and an increase in litigation costs relating to losses suffered by our customers due to year 2000 problems.

     To date, we have not incurred any material costs in identifying or evaluating year 2000 compliance issues. However, we may fail to discover year 2000 compliance problems in our systems that will require substantial revisions or replacements. There can be no assurance that third-party software, hardware or services incorporated into our material systems will not need to be revised or replaced, which could be time-consuming and expensive. Our inability to fix or replace third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs and other business interruptions, any of which could have a material and adverse effect on our business, results of operations and financial condition. Moreover, the failure to adequately address year 2000 compliance issues in our software, hardware or systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.

     In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies, third-party service providers and others outside our control will be or continue to be year 2000 compliant. The failure by these entities to be year 2000 compliant could result in a systemic failure beyond our control, including, for example, a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our services to our users, decrease the use of the Internet or prevent users from accessing our services, any of which would have a material and adverse effect on our business, results of operations and financial condition.

We are heavily reliant on third parties for order fulfillment and any delays or other problems in fulfillment could adversely affect our business.

     We are heavily reliant on the ability of Pakpro and Russ Thill, our fulfillment houses, to package and ship orders of our products. Growth in the volume of orders for our products may strain the capacity of our fulfillment houses, and delays or other problems with order fulfillment could have a material and adverse effect on our business.







The registration for resale of our common stock evidenced by this prospectus could impair our ability to raise capital in the future.

This prospectus evidences the registration for resale of up to 7,551,058 shares of our common stock. We are obligated to keep this registration current until all of the 7,551,058 shares have been sold. The prospective sale of a large number of shares of our common stock by the selling stockholders could have a negative impact on our future ability to raise capital from other investors through sales of our securities.

Some of the information in this prospectus contains forward-looking statements.

Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may", "will", "expect", "anticipate", "believe", "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they:

     -  discuss our expectations about our future performance;

     - contain projections of our future operating results or of our future financial condition; or

     -  state other "forward-looking" information.

We believe it is important to communicate our expectations to our stockholders. There may be events in the future, however, that we are not able to predict accurately or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in these risk factors and elsewhere in this prospectus could have a material and adverse effect on our business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of our common stock could decline and you could lose all or part of your investment.

                                USE OF PROCEEDS


     Other than the proceeds from the exercise of the warrants, we will not receive any of the proceeds from the sale of the common stock offered by this
prospectus.   The holders of the warrants are not obligated to exercise their warrants, and there can be no assurance that we will receive any additional proceeds. If all of the warrants are exercised, however, the gross proceeds to us would be approximately $923,000, assuming exercise as of January 14, 2000. We currently intend to use the proceeds as follows:

     - approximately 30% of the proceeds, or $277,000, will be used to expand our marketing and promotional campaigns in traditional and online media;

     - approximately 20% of the proceeds, or $185,000, will be used for the promotion and establishment of our consulting and service business operations; and

     - the balance of the proceeds, which should be approximately 50% or $461,000, will be used for working capital and general corporate purposes, including possible acquisitions of or investment in complementary businesses, products or technologies.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


     Our common stock has been traded on the NASD O-T-C Market Bulletin Board under the trading symbol "SFLK" since October 21, 1998. Prior to that date, our common stock was not actively traded in the public market. The following table sets forth, for the periods indicated, the high and low bid prices for our common stock as reported by various Bulletin Board market makers. The quotations do not reflect adjustments for retail mark-ups, mark-downs, or commissions and may not necessarily reflect actual transactions.

Period                                                       Low Bid     High Bid
------                                                       -------     --------
Fiscal 2000
  Fourth Quarter (January 1, 2000 to February 4, 2000)        $1.625      $4.812
  Third Quarter (October 1, 1999 to December 31, 1999)        $0.500      $2.750
  Second Quarter (July 1, 1999 to September 30, 1999)         $1.437      $3.250
  First Quarter (April 1, 1999 to June 30, 1999)              $1.875      $4.750

Fiscal 1999
  Fourth Quarter (January 1, 1999 to March 31, 1999)          $1.062      $8.125
  Third Quarter (October 21, 1998 to December 31, 1998)       $0.875      $5.500


     On February 4, 2000, the high and low bid prices of our common stock on the Bulletin Board were $3.000 and $2.562 per share, respectively, and there were approximately 165 holders of record of the common stock.

     The market price of our common stock has been, and is likely to continue to be, highly volatile as the stock market in general, and the market for technology companies in particular, has been highly volatile. Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to volatility. The trading prices of many technology companies' stocks have reached historical highs within the last 52 weeks and have reflected valuations substantially above historical levels. During the same period, these companies' stocks have also been highly volatile and have recorded lows well below historical highs. We cannot assure you that our stock will trade at the same levels of other technology stocks or that technology stocks in general will sustain their current market prices.

     Factors that could cause such volatility may include, among other things:

     -   actual or anticipated fluctuations in our quarterly operating results;

     -   announcements of technological innovations;

     -   changes in financial estimates by securities analysts;

     -   conditions or trends in the Internet industry;

     -   changes in the market valuations of other technology companies;
         and

     -   general market conditions.

     To date, we have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and therefore, do not expect to pay any dividends in the foreseeable future. We are obligated to pay dividends on our outstanding Series A Preferred Stock at the rate of seven percent per annum. We may pay these dividends in either cash or shares of our common stock. We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                CAPITALIZATION

     The following table sets forth, as of September 30, 1999, Softlink's capitalization on an actual basis, and as adjusted to reflect the conversion of the preferred stock and exercise of the warrants. This information should be read in conjunction with our Consolidated Financial Statements and the related Notes appearing elsewhere in this prospectus.

     The "As Adjusted" column assumes a conversion price for the preferred stock of $0.4969 per share, which was the conversion price at January 14, 2000. Since after December 15, 1999 the conversion price is dependent upon the market price of Softlink's common stock prior to conversion the number of outstanding shares in the "As Adjusted" column does not equal the number of shares being registered in this offering. Please see "Description of Capital Stock". It also assumes payment of dividends on the preferred stock, payable in shares of common stock at the rate of seven percent per annum through January 14, 2000, at a price of $2.437 per share, the price per share as of January 14, 2000, and exercise prices for the warrants ranging from $2.25 to $2.43756 per share.

                                                                                                As
                                                                          Actual             Adjusted
                                                                          ------             --------
Short-term debt                                                        $         -        $         -
Stockholders' Equity
  Preferred stock, .001 par value; 1,000,000 shares authorized;          3,026,300                  -
   300 shares issued and outstanding, no shares issued and
   outstanding as adjusted
  Common stock, $0.001 par value; 50,000,000 shares authorized,
   59,000,000 shares authorized; 9,364,130 shares issued and                 9,400             15,800
   outstanding actual and 15,827,566 shares issued and
   outstanding as adjusted

  Additional paid-in capital                                             6,269,200         10,272,300
  Accumulated deficit                                                   (3,610,400)        (3,671,100)
                                                                       -----------        -----------
                                                                         5,694,500          6,617,000
  Less: Treasury stock at cost (1,454,356 shares)                       (2,738,800)        (2,738,800)
  Less: Notes receivable                                                   (17,800)           (17,800)
                                                                       -----------        -----------
Total Stockholders' Equity                                               2,937,900          3,860,400
                                                                       -----------        -----------
Total Capitalization                                                   $ 2,937,900        $ 3,860,400
                                                                       ===========        ===========

                     SELECTED CONSOLIDATED FINANCIAL DATA

     Set forth below are summary consolidated statements of operations data for the six months ended September 30, 1999 and 1998, respectively, and the years ended March 31, 1999 and 1998, respectively, and summary balance sheet data as of September 30, 1999 and 1998 and March 31, 1999 and 1998. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and related Notes appearing elsewhere in this prospectus.


                                                                   Six Months Ended September 30,        Years Ended March 31,
                                                                        1999             1998               1999           1998
                                                                        ----             ----               ----           ----
Consolidated Statements of Operations Data:

Net Sales, including license fee income                          $   660,900       $  335,500        $   731,100     $   23,500

Cost of Sales                                                        176,000           35,100             39,200         12,900
                                                                 -----------       ----------        -----------     ----------

Gross Profit                                                         484,900          300,400            691,900         10,600
                                                                 -----------       ----------        -----------     ----------
Operating Expenses :
  Research and development                                           359,500           62,300            286,300         30,200
  Sales and marketing                                                636,100          350,100            688,600        123,800
  General and administrative                                         993,600          160,200            845,100        476,700
                                                                 -----------       ----------        -----------     ----------
   Total Operating Expenses                                        1,989,200          572,600          1,820,000        630,700
                                                                 -----------       ----------        -----------     ----------

Loss From Operations                                              (1,504,300)        (272,200)        (1,128,100)      (620,100)
                                                                 -----------       ----------        -----------     ----------
Other Income (Expense):
  Interest income                                                     18,400            3,500            115,500            100
  Interest expense                                                   (10,400)          (2,500)            (2,500)             -
  Other                                                               (7,200)               -                  -              -
                                                                 -----------       ----------        -----------     ----------

Total Other Income (Expense)                                            (800)           1,000            113,000            100
                                                                 -----------       ----------        -----------     ----------

Loss Before Provision for Income Taxes                            (1,503,500)        (271,200)        (1,015,100)      (620,000)

Provision for Income Taxes                                            30,900              800                800            800
                                                                 -----------       ----------        -----------     ----------

Net Loss                                                         $(1,534,400)      $ (272,000)       $(1,015,900)    $ (620,800)
Preferred Stock Dividends                                            429,500                -                  -              -
                                                                 -----------       ----------        -----------     ----------
Net Loss available to common shareholders                        $(1,963,900)      $ (272,000)       $(1,015,900)    $ (620,800)
                                                                 -----------       ----------        -----------     ----------
Basic and diluted loss per share                                 $     (0.25)      $    (0.04)       $     (0.14)    $    (0.26)
                                                                 -----------       ----------        -----------     ----------

Basic and diluted weighted-average common shares outstanding       7,856,700        6,062,900          7,132,600      2,377,200

Consolidated Balance Sheet Data:

Cash and Cash Equivalents                                         $1,785,000          108,800            307,500         51,900
Working Capital                                                    2,741,700           57,200            774,800        (75,000)
Total Assets                                                       3,296,600          317,500            967,500         85,300
Short-term Debt                                                            -          184,600                  -        146,200
Total Stockholders' Equity                                         2,937,900           87,400            881,100        (63,400)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


Overview

     We provide multimedia email solutions that bring life to online communication with voice, sound, animation and graphics. We develop and market software products that use our proprietary technology to allow businesses and consumers to communicate through text, voice, sound, annotation and animation.

     We were incorporated in November 1995 as Softlink, Inc., a California corporation ("Softlink California") and shipped our first product, eMail VOICELink, in August 1997. For the period from inception through December 1997, our revenue was minimal and our operating activities related primarily to the development of our infrastructure and our first products.

     In March 1998, Softlink California entered into a reorganization with Draco Technologies, Inc., a Nevada corporation. Under the reorganization, the stockholders of Softlink California received approximately 0.6745344 shares of common stock of Draco Technologies, Inc. in exchange for each of their shares of Softlink California, and Softlink California became a wholly-owned subsidiary of Draco. Draco then changed its name to Softlink, Inc.

     We began the marketing and promotion of our products when we introduced our second product, PowerLink, a precursor of eMail inChorus, in November 1997. Beginning in 1998, we also focused on recruiting personnel and raising capital.

     To date, our revenues have been derived primarily from the licensing of our products. We are attempting to increase sales of our software to complement our licensing revenue; however, we believe that it is too early to determine whether this business model will be successful in the future.

     We also intend to broaden our business in 2000 by offering turnkey multimedia email services. These services would transfer to us the responsibility for constructing and disseminating multimedia messages on behalf of our customers. We would be competing against production and advertising companies in this market, and we may not compete effectively with these current or future service providers based on price, performance or other features. We expect to devote significant engineering, marketing, sales and customer support resources to enhance the competitiveness and cost-effectiveness of these services; however, to date we have not devoted substantial resources to this effort. Once commenced, these actions may divert resources from our other products and services and may thus harm our core eMail VOICELink and eMail inChorus business.

     Due to the fact that we were founded in November 1995 and commercially released version 1.0 of our first product, eMail VOICELink, in August 1997, we have a limited operating history, and we face all of the risks and uncertainties encountered by early stage companies such as the need to establish our credibility with customers, advertising and other service providers, and prospective strategic partners. There can be no assurance that we will be able to overcome some of these obstacles; if we do not, we may be unable to achieve our business goals and raise sufficient capital to expand our business.

Results Of Operations

     The following table sets forth the percentage relationship to net sales of principal items contained in our Consolidated Statements of Operations for the six months ended September 30, 1999 and 1998, respectively, and for the fiscal years ended March 31, 1999 and 1998, respectively. It should be noted that percentages discussed throughout this analysis are stated on an approximate basis. Our revenues, gross margins and other operating results may vary significantly from quarter to quarter. The fluctuations may be due to a number of factors, many of which are beyond our control, including actions of our competitors, market acceptance of our products, changes in pricing and margins, and unanticipated costs. Given our limited operating history, we believe that an analysis of our cost and expense categories as a percentage of net sales is not meaningful.

                                                                  Six Months Ended September 30,           Years Ended March 31,
                                                                1999                    1998                1999            1998
Consolidated Statements of Operations Data:

Net sales, including license fee income                          100%                   100%                 100%            100%

Cost of sales                                                     27                     10                    5              55
                                                               -----                  -----                -----          ------

Gross profit                                                      73                     90                   95              45

Operating expenses                                               301                    171                  249           2,684
                                                               -----                  -----                -----          ------

Loss from operations                                            (228)                   (81)                (154)         (2,639)

Other income (expense)                                            (1)                     0                   15               1
                                                               -----                  -----                -----          ------

Loss before provision for income taxes                          (227)                   (81)                (139)         (2,638)

Provision for income taxes                                         5                      0                    0               4
                                                               -----                  -----                -----          ------

Net loss                                                        (232%)                  (25%)               (139%)        (2,642%)
                                                               =====                  =====                =====          ======




Six Months Ended September 30, 1999 and 1998

      Net sales for the six months ended September 30, 1999 were $660,900, compared to net sales of $335,500 for the six months ended September 30, 1998. The increase reflects expanded sales efforts for our eMail VOICELink and eMail inChorus products offset by a decrease in licensing fees. The sales of VOICELink and inChorus are subject to product returns from distributors. In the six months ended September 30, 1999, $153,100, or 23%, of our revenues consisted of licensing revenues as compared to licensing revenues of $320,000, or 95%, of revenues for the six months ended September 30, 1998. Included in accounts receivable as of September 30, 1999 was $550,000 due from NIC Ltd. for licensing fees. Of this amount, $50,000 was received in December 1999, at which time Softlink increased its allowance for doubtful accounts by $250,000 relating to the remaining amounts receivable from NIC ltd. The remaining $250,000 is expected to be offset by future commissions to NIC and by cash payments. Cost of sales increased to $176,000 for the six months ended September 30, 1999 from $35,100 for the comparable period in 1998, due to increased production of our products.

      Operating expenses increased to $1,989,200 for the six months ended September 30, 1999, compared to $572,600 for the six months ended September 30, 1998. The increase was comprised of growth in all components of our operating expenses such as research and development, sales and marketing and general and administrative expenses. Research and development expenditures increased to $359,500 for the six months ended September 30, 1999 compared to $62,300 for the six months ended September 30, 1998, due primarily to costs associated with the development of new versions of our existing products and the design and development of new products. Sales and marketing expenses increased to $636,100 in the six months ended September 30, 1999 compared to $350,000 for the comparable period in 1998, due to expanded marketing efforts for our eMail VOICELink and eMail inChorus software introduced at the end of fiscal 1998. These efforts included hiring additional sales personnel and participation in trade shows. General and administrative expenses increased to $993,600 for the six months ended September 30, 1999 compared to $160,200 for the six months ended September 30, 1998, due primarily to the expansion of our infrastructure through the hiring of additional personnel and management and the lease of additional facilities.

      Our interest income increased to $18,400 for the six months ended September 30, 1999, compared to $3,500 for the six months ended September 30, 1998. The increase was due to slightly increased average balances of cash and cash equivalents in the first six months of fiscal 2000.

      As a result of these factors, we incurred a net loss of $1,534,400 for the six months ended September 30, 1999 compared to a net loss of $272,000 for the six months ended September 30, 1998. Net loss available to common shareholders for the six months ended September 30, 1999 equaled $1,963,900, due to the accrual of $429,500 in dividends on outstanding shares of preferred stock.


Years Ended March 31, 1999 and 1998

      Net sales for the year ended March 31, 1999 were $731,100, compared to net sales of $23,500 for the year ended March 31, 1998. The increase in sales reflects expanded sales efforts for our eMail VOICELink and eMail inChorus products, introduced in August 1997 and November 1997, respectively, as well as licensing fees under our license agreement with NIC Ltd., a Japanese company. For the year ended March 31, 1999, $640,000 or 87.5%, of our revenues consisted of licensing revenues from NIC. Cost of sales increased to $39,200 for fiscal 1999 from $12,900 in fiscal 1998, due primarily to increased production of our software products.

      Operating expenses increased to $1,820,000 for the year ended March 31, 1999, compared to $630,700 for the year ended March 31, 1998. The increase was comprised of growth in all components of our operating expenses, such as research and development, sales and marketing and general and administrative expenses. Research and development expenditures increased to $286,300 for the year ended March 31, 1999 compared to $30,200 for the year ended March 31, 1998, due primarily to costs associated with the refinement of our existing products, the development of new versions of these products and the design and development of anticipated products. Sales and marketing expenses increased to $688,600 in fiscal 1999 compared to $123,800 in fiscal 1998 due to the expanded marketing efforts required by the introduction of our eMail VOICELink and eMail inChorus software at the end of fiscal 1998. These efforts included hiring additional sales personnel and participation in trade shows. General and administrative expenses increased to $845,100 in the year ended March 31, 1999 compared to $476,700 for the year ended March 31, 1998, due primarily to the hiring of additional personnel and management.

     Our interest income, net of interest expense increased to $113,000 for the year ended March 31, 1999, compared to $100 for the year ended March 31, 1998. The increase was due to interest received on notes receivable on the sale of common stock.

     As a result of these factors, we incurred a net loss of $1,015,900 for the year ended March 31, 1999 compared to a net loss of $620,800 for the year ended March 31, 1998.

Income Taxes

     At September 30, 1999 and March 31, 1999, Softlink had deferred tax assets of $1,506,000 and $651,600, respectively, principally arising from net operating loss carryforwards available to offset future taxable income. As management cannot determine that it is more likely than not that Softlink will realize the benefit of these assets, a 100% valuation allowance has been established.

Liquidity And Capital Resources

     Our working capital requirements have been financed over the past two years through private placements of common and preferred stock and, to a lesser extent, from borrowings from principal stockholders. In the years ended March 31, 1999 and 1998, financing activities, principally private placements, generated $1,363,000 and $314,600, respectively, of cash. In the six months ended September 30, 1999 and 1998, financing activities generated $3,169,400 and $448,500, respectively, of cash. As of September 30, 1999, we had approximately $1,785,500 in cash and cash equivalents, an increase from $307,500 of cash and cash equivalents at March 31, 1999. Our accounts receivable equaled $947,700 at September 30, 1999, as compared to $430,600 at March 31, 1999, due primarily to amounts due under the license agreement with NIC, Ltd.

     In fiscal 1999, our operating activities utilized $1,005,600 in cash. Investing activities utilized $101,800 of cash in the same period. Operating activities utilized $1,496,800 in cash for the six months ended September 30, 1999, while investing activities utilized $194,600 during the same period.

     In August 1999, we completed a private placement in which we issued 300 shares of preferred stock and warrants to purchase an aggregate of 390,000 shares of common stock. The warrants, which have exercise prices ranging from $2.25 to approximately $2.44 per share, expire in August 2004. We received net proceeds, after placement agent commissions and expenses, of $2,788,700 from this private placement.

     Our independent certified public accountants have issued a report on our audited financial statements with an explanatory paragraph regarding our ability to continue as a going concern. Our continuation as a going concern is dependent upon our ability to obtain additional financing or refinancing as may be required, and ultimately upon our ability to attain profitability.

     We need working capital to execute our business plan and, in the future, we may acquire or make investments in complementary businesses, products, services or technologies on an opportunistic basis when we believe they will assist us in carrying out our business strategy. We do not have any present understanding, nor are we having any discussions relating to any such acquisition or investment. Any such acquisition or investment could harm our operating results or cause our stock price to decline because:

     - the amount of time and level of resources required to successfully integrated its business operation could be substantial;

     - challenges in assimilating personnel, organizational structure, and technology could cause significant delays in executing other key areas of our business plan;

     - the key personnel of the acquired company may decide not to work for us, which could result in the loss of key technical or business knowledge to us; and

     - we may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which could be dilutive to our existing stockholders.

     We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for working capital and capital expenditures through March 2000. If cash generated from operations is insufficient to satisfy our liquidity requirements after that date, we may seek to sell additional equity or debt securities or to obtain a credit facility; however, at the present time, we have not entered into any arrangements or understandings with respect to any such financings. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in an increase in our fixed obligations and could result in operating covenants that would restrict its operations. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. If financing is not available when required or is not available on acceptable terms, we may be unable to develop or enhance our products or services. In addition, we may be unable to take advantage of business opportunities or respond to competitive pressures. Any of these events could have a material and adverse effect on our business, results of operations and financial condition.

Impact Of The Year 2000

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

     State of Readiness. Although as of January 14, 2000, we have experienced no
     ------------------
material technical problems related to the year 2000, we shall continue to seek verification from our key vendors, distributors and suppliers that they are year 2000 compliant or, if they are not presently compliant, to provide a description of their plans to become so. To the extent that vendors failed to provide certification that they were year 2000 compliant by October 1999, we planned to terminate and replace these relationships. To date, however, none of our systems have needed to be revised or replaced.

     We are conducting an internal assessment of all material information technology and non-information technology systems at our headquarters. Until we complete the assessment, we will not know whether these systems are or will continue to be year 2000 compliant.

     Costs.  To date, we have not incurred any material costs in identifying or
     -----
evaluating year 2000 compliance issues. Most of our expenses have related to, and are expected to continue to relate to, the upgrades or replacements, when necessary, of software or hardware, as well as costs associated with time spent by employees in the evaluation process and year 2000 compliance matters generally. These expenses are included in our capital expenditures budget and are not expected to be material to our financial position or results of operations. These expenses, however, if higher than anticipated, could have a material and adverse effect on our business, results of operations and financial condition.

     Risks. Although as of January 14, 2000, we have experienced no material
     -----
technical problems related to the year 2000, there can be no assurance that we will not discover year 2000 compliance problems in our systems that will require substantial revisions or replacements. In the event that the operational facilities that support our business are not year 2000 compliant, we may be unable to deliver goods or services to our customers. In addition, there can be no assurance that third-party software, hardware or services incorporated into our material systems will not need to be revised or replaced, which could be time-consuming and expensive. Our inability to fix or replace third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs and other business interruptions, any of which could have a material and adverse effect on our business, results of operations and financial condition. Moreover, the failure to adequately address year 2000 compliance issues in our software, hardware or systems could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.

     In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies and others outside our control will be year 2000-compliant. The failure by these entities to be year 2000-compliant could result in a systemic failure beyond our control, including, for example, a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our services to our users, decrease the use of the Internet or prevent users from accessing our services, any of which would have a material and adverse effect on our business, results of operations and financial condition.

     Contingency Plan.  As discussed above, we are engaged in an ongoing year
     ----------------
2000 assessment and do not currently have a contingency plan to deal with the worst case scenario that might occur if technologies on which we depend are not year 2000-compliant and fail to operate effectively after the year 2000. The results of our year 2000 compliance evaluation and the responses received from distributors, suppliers and other third parties with which we conduct business will be taken into account in determining the need for and nature and extent of any contingency plans.

     If our present efforts to address the year 2000 compliance issues discussed above are not successful, or if distributors, suppliers and other third parties with which we conduct business do not successfully address such issues, our users could seek alternate suppliers of our products and services. Any material year 2000 problem could require us to incur significant unanticipated expenses to remedy and could divert our management's time and attention, either of which could have a material and adverse effect on our business, operating results and financial condition.

Effects Of Inflation

     Due to relatively low levels of inflation in 1997 and 1998, inflation has not had a significant effect on our results of operations since inception.

Recent Accounting Pronouncements

     On October 27, 1997, the American Institute of Certified Public Accountants issued Statement of Position No. 97-2, "Software Revenue Recognition", which provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. If the software arrangement does not require significant production, modification, or customization of software, revenue should be recognized when all of the following criteria are met:

     -    persuasive evidence of an arrangement exists;

     -    delivery has occurred;

     -    the vendor's fee is fixed or determinable; and

     - collectibility is probable. The adoption of SOP No. 97-2 did not have a material impact on our consolidated financial statements.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Software for Internal Use", which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP No. 98-1 did not have a material impact on our consolidated financial statements.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Historically, we have not used derivatives and therefore this new pronouncement is not applicable.

                                   BUSINESS

Overview

     Softlink provides multimedia email solutions that bring life to online communication with voice, sound, animation and graphics. We develop and market software products that use our proprietary technology to allow businesses and consumers to communicate through text, voice, sound, annotation and animation.

     Our two key products are eMail VOICELink and eMail inChorus. eMail VOICELink adds voice messages to email communications over the Internet, allowing users to add personality, clarity and impact to their email messages. eMail inChorus is a multimedia email product that integrates text, voice, sound, annotation and animation with email. Users of both eMail VOICELink and eMail inChorus can send their messages through industry standard email packages such as Netscape Mail, Microsoft Outlook, America Online and Eudora, and can utilize our products with MSN and other major Internet service providers.

     International Data Corporation predicts that the number of email addresses on the Internet will double yearly from an installed base of 52 million in 1995, and will continue doubling until 2000. Industry sources also indicate that email accounts for 70% of all Internet connect time. Businesses are currently using email in their e-commerce strategies to replace or supplement banners and other online advertising strategies. To date, however, most email products only allow the transmission of text or text with file attachments due to the large amount of capacity, or bandwidth, required for more complex messages.

     Our proprietary multimedia composer and compression technology allows multimedia email messages to be transmitted over the Internet with the minimum consumption of bandwidth. Use of this technology permits businesses to expand their e-commerce marketing capabilities with multimedia email by offering product demonstrations or complex graph and tables to customers. In addition, we believe that companies could realize cost savings by using multimedia email in lieu of printed brochures, flyers and coupons. We do not currently own any patented technology registered with the United States Patent and Trademark Office.

     Our products provide online communication solutions for consumers and business users across a variety of industries. We have established strategic relationships with several manufacturers of multimedia computer components , such as Sony Electronics, Inc., to promote our software products by including them in computer hardware products sold by Sony and have entered an agreement with Earthlink/Sprint combining its Internet access services with our products in return for a payment from new Earthlink subscribers. We also have an agreement with one of the largest Japanese distributors, NIC, Ltd., to sell our products in Japan through distributors and original equipment manufacturer partners.

Industry Background And Market Opportunities

Email
-----

     Global communication using the Internet has expanded exponentially in the past few years. In addition to providing a medium for basic communication, email can be used for e-commerce. The increased use of email generally has opened up significant opportunities for the large number of businesses that are working on e-commerce strategies. While these companies have relied on banner advertising and other online advertising strategies to reach potential customers over the Internet, they are now turning to email as another e-commerce marketing tool.

     Various e-commerce functions can be accomplished with email. First of all, it can be used as a promotional tool to get information out to a targeted list of customers. This can be done in mass mailing, i.e., bulk email, or on an individualized basis for businesses that emphasize person-to-person selling. Second, it can be used as a customer service tool for products that must be installed by the user, or products that need more than text instruction to explain clearly. Third, it can be used to obtain customer registrations. Finally, it can be used as a form of intra-company communications on an Intranet, which might also include extranet communications through an external network, an extranet, with vendors and subcontractors.

     In each of these functional areas, email reduces costs and improves the communication with the receiver. For example, using a bulk email approach to a targeted list of online users is a very inexpensive way to reach customers directly. Moreover, email has been found by some commercial marketers to be more effective than banner ads in driving online sales. ZDNet, an industry media analyst, has reported that Tower Records increased its response rate from 4.4% to 14.9% after introducing personalized email, while The Gap doubled its online sales after launching an email campaign. Thus, we believe the eventual use of email as a functional replacement for what is currently used in these areas by companies is reasonably likely likely.

Multimedia Opportunities
------------------------

     One of the problems with email to date as a tool to market products is that most email products only allow text or text with file attachments. Two important means of reaching customers, the use of sound and the use of pictures, have been missing, partly due to the bandwidth problem and the need to compress data files. In today's multimedia environment, the lack of these features has held email back as a marketing tool. However, due to technical advances, companies are now able use innovative multimedia email business solutions.

     Multimedia email is substantially different than text email, or even voice email when used as an e-commerce tool. Many products require being viewed or benefit when the customer can see a picture, as well as hear a promotional pitch. Voice in some ways is superior to text since it easier to listen than it is read. Voice can add a level of persuasiveness not available with text alone. Also, if one is sitting in front of a computer screen, it is possible to avoid reading, but not easy to avoid listening. When voice is combined with pictures or graphics a far more powerful tool is created.

     In order to utilize multimedia email, both the sender and recipient of the message must have a multimedia computer. Most new computers and much of the installed base in the United States are multimedia computers.

     In e-commerce, the primary beneficiaries of multimedia email will be companies online that need graphics and sound in their selling pitch and in their communications with others. This would include companies offering consumer products that must be seen before they are bought because the particular design and look of the product is important in the buying decision; leisure and other products that are selling excitement and adventure; products that are primarily sold by a broker or salesperson to an individual consumer; and products that are more complicated and may require explanations using graphs and tables. The other important benefits are cost saving and improve time to market for companies to market their product and service. Companies can save thousands or hundreds of thousands of dollar by introducing their products with multimedia email instead of printed brochures, flyers and coupons.

     All of these applications, however, require an enormous increase in the current capacity, or bandwidth, of communications networks. Behind this phenomenal rise in consumption of bandwidth is the simple fact that there are more people connected to networks, sending more bits of information more often. The Internet has become not only a primary means for interpersonal communication, but a commercial tool as well. Businesses are now looking at the Internet and the Web as a connectivity tool to implement remote access, wire their suppliers and customers to their networks, and potentially integrate their voice and data traffic over a single network. We believe that a flood of demand is being created for the products and services that will enable this connectivity to occur as seamlessly as possible - either through increased bandwidth or by using the existing capacity to maximum advantage.

     Because we are in the business of multimedia email solutions, our success is directly tied to the widespread acceptance and continued use of the Internet. However, the Internet may not be accepted as a viable commercial medium for a number of reasons, including the following:

     -   inadequate Internet infrastructure;

     -   security concerns;

     -   possible governmental regulation and taxation;

     -   inconsistent quality of service; and

     -   unavailability of cost-effective, high-speed service.

     If use of the Internet does not grow as expected, our business, results of operations and financial condition would be materially and adversely affected.

The Softlink Solution

     Softlink provides multimedia email solutions that bring life to online communication through multimedia. Our founders, Johnson Lee and Edmund Leung, formed Softlink in 1995 in recognition of the growing need for complex communications on the Internet, the diminishing capacity of text-only email to meet this need and the need to provide this solution within the existing bandwidth. Our multimedia email solution is based upon our multimedia composer and proprietary compression technology, which permits users to shorten the time and bandwidth required to send and receive complex multimedia email without the loss of quality or resolution. We shipped our first product, eMail VOICELink, in August 1997, and introduced PowerLink, a previous generation of eMail inChorus, in November 1997.

     Our business is being positioned to capitalize on the growing marketplace opportunities attributable to several overlapping factors such as the increase in the number of email addresses on the Internet, the increase in frequency of email use in e-commerce solutions, and the rapidly growing installed base of multimedia computers.

     Due to the fact that we were founded in November 1995 and commercially released version 1.0 of our first product, eMail VOICELink, in August 1997, we have a limited operating history, and we face all of the risks and uncertainties encountered by early stage companies such as the need to establish our credibility with customers, advertising and other service providers, and prospective strategic partners. There can be no assurance that we will be able to overcome some of these obstacles; if we do not, we may be unable to achieve our business goals and raise sufficient capital to expand our business.

Strategy

     Our strategy is to be the leading provider of multimedia communications solutions, based on our proprietary multimedia composer and compression technology, for communication over the Internet. Key elements of our strategy include:

     Extend Technology Leadership By Producing Superior Products. Since inception, we have focused our research and development efforts on developing our multimedia composer and core compression technology that addresses the issue of inadequate capacity on the Internet for the transmission of complex
communications.   Our products integrate a number of advanced technologies,
including our proprietary data compression technology, that provide a 50:1 compression rate without loss of quality or resolution. We believe that we are currently a leader in multimedia communications technology, and we intend to extend this leadership position by continuing to devote additional resources to research and development efforts.

     Create Brand Recognition. We are focused on building brand awareness and acceptance as well as on developing strategic marketing and distribution relationships. We have a comprehensive marketing strategy with several key components:

     -  image and awareness building;

     - direct marketing to prospective and existing customers using demographic profiling;

     - a strong Web presence and broad scale marketing programs in conjunction with key partners.

     Our corporate marketing strategy also includes trade shows, television commercials and public relations activities. Our business and products have received news coverage from ABC, CBS and NBC as well as their affiliated stations nationwide through brief interview segments. We also have received coverage to date from many radio stations.

     Expand Market Leadership Position Through Strategic Licensing Relationships. We are attempting to establish a leading position in the emerging market for multimedia communications solutions. To accelerate the adoption of VOICELink and inChorus as the standard multimedia communications solutions and to facilitate global acceptance of our products, we have established and are continuing to establish strategic licensing relationships with leading personal and laptop computer manufacturers and distributors. Our strategic licensing partners include Sony Electronics, Inc., NEC, and Earthlink/Sprint. In general, these relationships provide for the inclusion of our software in hardware products sold by our partners. In the case of Earthlink, our agreement provides for the combining of Internet access services offered by Earthlink/Sprint with our software in return for a payment form new Earthlink subscribers. We believe that brand recognition is essential to our business success, and encourage all of our partners and resellers to use the Softlink brand name in conjunction with their applications. We intend to further develop our existing strategic licensing relationships and enter into new partnerships in both licensing and sales to expand our market presence and brand recognition.

     Broaden Distribution Channels. To date, we have sold our products primarily through original equipment manufacturer partners and distributors as well as through direct sales. We intend to expand our direct sales force as well as to leverage and grow our existing network of original equipment manufacturer partners and distributors.

     Increase International Presence. While to date our international sales have been limited, we plan to increase our international sales presence. We have entered into an agreement with NIC, Ltd., one of the largest Japanese distributors, to sell our products in Japan, and are also working with our Chinese partners to stimulate sales in that country. We have also commenced sales into the Middle East and European markets.

Products And Technology

Products
--------

     We currently offer two primary communications products. These are called eMail inChorus and eMail VOICELink. eMail inChorus, introduced in August 1997, develops and transmits full-featured multimedia presentations via email on the Internet and corporate Intranets. An email message generated with eMail inChorus integrates text, voice, sound, annotation and animation. Users can import, manipulate and edit text, pictures, photos and graphics, capture screen shots displayed on a monitor, annotate directly from a document, cut and paste documents and use original art works within a single email message as though the message were being presented on a white board to an audience. We also include graphical templates and clip art to reduce the time required for message creation.

     eMail inChorus uses our proprietary compression technology to shorten the time and bandwidth required to send and receive multimedia email. For example, a one minute multimedia message sent through eMail inChorus requires only 200 kilobytes of capacity, as compared to the 6 megabytes required to send the same message through competitive channels such as QuickTime. eMail inChorus is compatible with the most popular email programs including Netscape Mail, Microsoft Outlook and Eudora, and works with America Online, MSN and other major Internet service providers. An eMail inChorus message is sent as an attached file with a free player, giving the recipient the opportunity to play the message. To send a response, however, the recipient must also have the eMail inChorus software.

     Our eMail inChorus software is currently configured for use with all Windows and Macintosh applications. In addition, we are currently developing a version of eMail inChorus with database connectivity and mass mailing capabilities, called eMail inChorus Pro, for corporate users, and plan to release this version in the fourth quarter of 1999.

     Our second product, eMail VOICELink, was introduced in November 1997.
eMail VOICELink allows users to add voice capability to their email messages to provide personality, clarity and impact without the cost of long distance. Like eMail inChorus, eMail VOICELink features our proprietary compression technology, permitting a one-minute eMail VOICELink message to require just 100 kbpm as compared to 5,200 kbpm utilized by a standard one minute audio file.

     Except for our Macintosh version, as Macintosh computers already contain a built-in microphone, we package eMail VOICELink with a high quality microphone, player software, the message recipient must also have eMail VOICELink to send a reply, and over 200 pre-designed graphical templates and clip art images. eMail VOICELink is compatible with both Windows and Macintosh applications, and works with email packages such as Netscape Mail, Microsoft Outlook, Lotus Notes and Eudora. eMail VOICELink messages may be sent through most major Internet service providers, including America Online and MSN.

     In addition to refining our existing software products and expanding their applicability, we are considering the development of complementary
communications services.   These services would provide turnkey multimedia
messaging capability, message construction and transmission, for the business market, using our already developed proprietary multimedia composer and compression technology. The development and commercialization of these services will require significant additional effort and resources; accordingly, we currently do not have an anticipated date of introduction.

     Software products frequently contain errors, defects or performance problems, commonly called "bugs", especially when they are first introduced or when new versions or enhancements are released. Although we test our products extensively prior to introduction, we cannot assure you that our testing will detect all serious defects, errors and performance problems prior to commercial release of our future software products. Any future software defects, errors or performance problems discovered after commercial release could result in the diversion of scarce resources away from customer service and product development, lost revenues or delays in customer acceptance of our products and damage to our reputation, which, in each case, could have a material and adverse effect on our business, results of operations or financial condition.

     Although our license agreements with our customers typically contain provisions designed to limit our exposure to liabilities arising from product liability claims, we cannot assure you that these provisions will be enforceable under existing or future international, federal, state or local laws and judicial decisions. We have not experienced any product liability claims to date, but we may be subject to such claims in the future. A product liability claim brought against us could have a material and adverse effect on our business, results of operations or financial condition.

Technology
----------

     Most email systems contain the limited capability to attach digital files through a technology known as MIME, multi-purpose Internet mail extension.
While MIME technology permits the compression of data before sending and the decompression of this data at the recipient's end of the transmission, its data standards are borrowed from other uses and are not optimal for e-mail. The data compression standards provided by MIME require 960 kbpm for a one-minute audio file and 12,000 kbpm for a one-minute video file. Audio, video and text attachments are not integrated in a MIME transmission, but instead must be played/viewed/read in sequence.

     Our eMail inChorus and eMail VOICELink software features our proprietary
multimedia composer and compression technology.   This technology uses neural
network architecture to reduce the size of an input data string to a minimal number of components. The compressed data is then transmitted and reconstructed by the message recipient. Our multimedia email messages are integrated, and can be played simultaneously and synergistically, similar to a movie. A one-minute email can blend text annotation, graphics, audio and animation into one coherent message. We do not currently own any patented technology registered with the United States Patent and Trademark Office.

Marketing And Sales

     We are focused on building brand awareness and acceptance as well as on developing strategic marketing and distribution relationships. We have a comprehensive marketing strategy with several key components:

     -  image and awareness building;

     - direct marketing to prospective and existing customers using demographic profiling;

     - a strong Web presence and broad scale marketing programs in conjunction with key partners.

Our corporate marketing strategy also includes television commercials and syndicated interviews, public relations activities and trade shows.


     We currently sell or license our products through four channels:

     - through distributors to retailers, including Fry's, Comp USA, Office Max and Electronic Boutique;

     - through bundling relationships with original equipment manufacturers such as Sony Electronics, Inc. and Earthlink;

     -  through e-commerce outlets such as Beyond.com and America Online; and

     -  through direct sales to the corporate market.

Our products are distributed in North America by Merisel and Norvar, the largest domestic distributors of computer products. Through our Japanese distribution channel, we have gained a significant presence in the hard to penetrate Japanese domestic market. Our Japanese language edition products were rated the fifth and sixth best selling products in the retail productivity category in the 1998 Softbank retail report. We believe that eMail inChorus and eMail VOICELink have provided a solution to the Japanese executive's cultural and complexity problem of typing email by allowing the executives to use their own voice to communicate, and anticipate that similar solutions may prove attractive to speakers of other languages.

     From time to time, we have successfully sold our products through other
sales channels.   Recently, our products were featured on the QVC home shopping network and over 5,000 units of eMail VOICELink were sold during the program. We currently intend to conduct more sales campaigns through television shopping networks such as QVC, and may evaluate similar sales opportunities in the future.

Customer And Technical Support

     We believe that providing superior customer service is critical to the successful sale and marketing of our products. We provide email and telephone support during normal business hours, and supplement this with Web-based support services 24 hours a day, seven days a week, including product update and download areas. We also have an instructional guide for our customers for common product usage questions, and we notify our customers about the latest product updates.

Research And Development

     Our research and development team consists of development engineers, product managers, quality assurance engineers and technical writers. Research and development expenses were $286,300 for the year ended March 31, 1999 and $359,500 for the six months ended September 30, 1999. We intend to continue to make substantial investments in research and development and related activities to maintain and enhance our products. We believe that our future success will depend in part on our ability to support current and future releases of popular operating systems and applications, to maintain and improve our current products and to timely develop new products and services that achieve market acceptance.

Competition

     We compete in a market that is intensely competitive and characterized by rapidly changing technology and evolving standards. Our principal competitors for our eMail inChorus software are companies that create, produce and transmit mass multimedia email, such as eCommercial.com and CyberLink. While we share with these companies the goal of using email as a tool to deliver dynamic marketing messages, they have a greater emphasis on the design and creation of multimedia email messages rather than the tools for transmission of multimedia e-mail.

     In the voice email market, we compete directly with Qualcomm and a variety of smaller, privately held companies. Some of our competitors bundle their voice email solutions with existing email products such as Eudora, an email product owned and marketed by Qualcomm.

     In the multimedia email market, we compete with companies that create, produce and transmit mass multimedia email, such as eCommercial.com and CyberLink. These companies have a greater emphasis on the design and creation of multimedia email messages, however, rather than providing the tools for transmission of multimedia e-mail.

     We believe that the principal competitive factors in our market are technological innovation and time to market. We believe that we currently feature the only multimedia email product on the market, and that our products offer more sophisticated data compression technology than that of our competitors. However, many of our current and potential competitors have significantly greater financial, technical, marketing and other resources than we do, and therefore may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote more resources to the development and commercialization of their products. In addition, certain of our competitors may have greater name recognition and the ability to leverage significant installed customer bases. We expect additional competition as other established and emerging companies enter into the multimedia email solutions market and new products and technologies are introduced. Increased competition could result in price reductions, reduced gross margins, longer sales cycles and loss of market share, any of which would materially and adversely affect our business, operating results and financial condition.

We believe that our ability to compete depends on many factors both within and beyond our control, including:

     - the ease of use, performance, features, price and reliability of our solutions as compared to those of our competitors;

     - the timing and market acceptance of new solutions and enhancements to existing solutions developed by us and our competitors;

     -  the quality of our customer service and support; and

     -  the effectiveness of our sales and marketing efforts.

     Many of our current and potential competitors are likely to enjoy substantial competitive advantages, including:

     -  longer operating histories;

     -  greater name recognition;

     -  more extensive customer bases; and

     - cooperative relationships among themselves or with third parties to enhance their products.

     Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could impair our finances and business prospects. We cannot assure you that we will be able to compete successfully against existing or potential competitors or that competitive pressures will not materially impair our finances or business prospects.

Intellectual Property

     We are in the process of registering our trademark "eMail inChorus" with the United States Patent and Trademark Office.

     We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success and rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in products and services. For example, we license our software pursuant to shrinkwrap or signed license agreements, which impose certain restrictions on licensees' ability to utilize the software. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with its suppliers and strategic partners in order to limit access to and disclosure of its proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by us to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. While we intend to pursue registration of our trademarks and service marks in the U.S. and internationally, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are made available online. We do not currently own any patented technology registered with the United States Patent and Trademark Office.

     Policing unauthorized use of our products is difficult. The laws of other countries may afford little or no effective protection of our technology. We cannot assure you that the steps taken by us will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could have a material and adverse effect on our business, results of operations or financial condition.

     The success and competitiveness of our products depend in part upon our ability to protect our current and future technology through a combination of trademark, trade secret and copyright law. Because laws protecting certain ownership rights in software are uncertain and still evolving, we cannot give you any assurance about the future viability or value of any of our current technology ownership rights.

     We enter into intellectual property agreements with our employees and consultants and confidentiality agreements with certain other parties, and generally control access to and distribution of our software, documentation and other proprietary information. Notwithstanding these precautions, it may be possible for a third party to copy or otherwise obtain and use our software or other proprietary information without authorization or to develop similar software independently.

     Although we do not believe that we infringe the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could have a material adverse effect upon our business, results of operations and financial condition.

Governmental Regulation

     Government regulation of communications and commerce on the Internet varies greatly from country to country. The United States has recently enacted legislation addressing such issues as the transmission of certain materials to children, intellectual property protection, taxation, and the transmission of sexually explicit material. There is some risk that the United States and other countries will increase their regulation of the Internet in the future. As our products are utilized solely in connection with the Internet, any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could adversely impact our sales, increase our cost of doing business or otherwise have a material and adverse effect on our business, results of operations and financial condition.

Litigation

     On April 9, 1999, the Securities and Exchange Commission issued a formal Order Directing Private Investigation and Designating Officers to Take Testimony in the Matter of Softlink, Inc. and Certain Other Companies.

     The private order empowers the SEC enforcement staff to investigate whether Softlink, its employees or associates:

     - made misleading statements regarding projected financial revenues of Softlink;

     - purchased or sold securities of Softlink while in possession of material non-public information; and

     - offered or sold securities through the use or medium of prospectuses or similar means while no registration statement was in effect.

The private order also authorizes the staff to investigate possible similar violations by another unrelated, unaffiliated company. In connection with the private order, the SEC has issued a subpoena duces tecum to which we have responded. On January 7, 2000, the SEC issued subpoenas compelling the testimony of Mr. Johnson Lee, a member of our board of directors and our Chairman, Mr. William Yuan, a member of our board of directors and our Chief Executive Officer and Mr. Edmund Leung, a member of our board of directors and our Chief Technical Officer and Secretary. All of these individuals intend to comply with the subpoenas and cooperate with the SEC in connection with this matter.

     The SEC has not advised us that Softlink, its employees or affiliates are presently or will be the subject of any enforcement action by the SEC. To the best of our knowledge, there are presently no other material pending legal proceedings to which we or any of our subsidiaries is a party or to which any of our property is subject and, to the best of our knowledge, no such actions against us are contemplated or threatened.

Employees

     As of January 14, 2000, we had 24 employees, including 6 in product development, 10 in sales, marketing and business development, 1 in customer support and 7 in administration. We believe that our future success will depend in part on our continued ability to attract, integrate, retain and motivate highly qualified technical and managerial personnel, and upon the continued service of our senior management and key technical personnel. The competition for qualified personnel in our industry and geographical location is intense, and there can be no assurance that we will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct its business in the future. From time to time, we also employ independent contractors to support our research and development, marketing, sales and support and administrative organizations. We have never had a work stoppage, and no employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.


Facilities

     Our executive offices, comprising a total of approximately 5,236 square feet, are located in Santa Clara, California. We lease these facilities pursuant to two lease agreements, one of which has a term of 24 months, expiring in September 2001, and the other of which has a term of 18 months, expiring in August 2000. We believe that our current facilities are suitable for our current needs, however, we anticipate that we will require additional space in the next six months.

     We maintain substantially all of our computer systems at our Santa Clara facility. Our operations are dependent in part on our ability to protect our operating systems against physical damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins or other similar events. Furthermore, despite our implementation of network security measures, our servers are also vulnerable to computer viruses, break-ins and similar disruptive problems. To the extent commercially feasible, we have secured casualty insurance to protect our properties. However, the occurrence of any of these events could result in interruptions, delays or cessations in service to our users which could have a material adverse effect on our business, results of operations and financial condition.

                                   MANAGEMENT
Executive Officers and Directors

     The following table sets forth the names and positions of our directors and executive officers as of January 14, 2000:

NAME                      AGE        POSITION
----------------------------------------------------------------------------------------------
William Yuan              45         President, Chief Executive Officer, Director and Member of
                                     the Compensation Committee.
-------------------------------------------------------------------------------------------------
Edmund T. Leung           32         Chief Financial Officer, Chief Technical Officer and
                                     Director and Member of the Compensation Committee.  Mr.
                                     Leung also served as our Chief Financial Officer until
                                     October 1999.
-------------------------------------------------------------------------------------------------
Johnson C. Lee            33         Chairman, Director and Member of the Compensation Committee.
                                     Mr. Lee served as our Chief Executive Officer until March 1,
                                     1999.
-------------------------------------------------------------------------------------------------
Ralph G. Coan             57         Chief Financial Officer and Vice President of Operations.
                                     Mr. Coan has served as our Chief Financial Officer since
                                     October 1999.
-------------------------------------------------------------------------------------------------


     All members of our board of directors hold office until the next annual meeting of the shareholders following their election or until their successors have been elected and qualified. Executive officers are appointed by and serve at the pleasure of the Board of Directors. The following sets forth biographical information concerning our directors and executive officers for at least the past five years:

     William Yuan. Mr. Yuan was appointed to the Board of Directors and became president and Chief Executive Officer of Softlink in March 1999. Mr. Yuan served as the chief operating officer of Net USA, a provider of telecommunications and technology softward solutions, from July 1998 to December 1998. He served as the president of KPY Corp., a systems integration company, from March 1990 until June 1998, and was also the president of Network Partners, a software company, from November 1993 until December 1994. Mr. Yuan earned his bachelor's degree in Computer Science in 1986 from the University of California at Santa Cruz and his master's degree in Business Administration in 1989 from National University.

     Edmund Leung. Mr. Leung co-founded Softlink in September 1995. He has served as the Chief Financial Officer and as a member of the board of directors since 1995. He became the Chief Technical Officer of Softlink in September 1998. Mr. Leung has over nine years' experience in software development, and has participated in the development of several commercial software products. Prior to founding Softlink, he served as a software engineer at MediaMotion, Inc., a multimedia software company, from November 1993 to August 1995, and worked at Integrated Information Technology, Inc. from June 1990 to October 1993 as a software engineer. At Integrated Information Technology, Inc., he developed algorithms for the most time-critical portion of that company's "XtraDrive". Mr. Leung received his bachelors' degree in Computer Science from the University of California at Berkeley in 1989 and his masters' degree in Computer Science from Stanford University in 1990.

     Johnson C. Lee. Mr. Lee was a co-founder of Softlink and has served as a member of the board of directors since September 1995 and as Chairman since March 1999. From September 1995 to March 1999, he served as Softlink's Chief Executive Officer. As Chairman, Mr. Lee is a full time employee of the Softlink. Mr. Lee has over nine years of extensive experience in network multimedia software development. Prior to founding Softlink, he worked as a software engineer for MediaMotion, Inc. from November 1993 to August 1995. From June 1989 to November 1993 he worked as a software engineer for Oracle Corp. Mr. Lee received his bachelor's degree in Computer Science from the University of California at Berkeley in 1989.

     Ralph G. Coan, Jr, Mr. Coan has served as our Chief Financial Officer and Vice President of Operations since October 1999. Mr. Coan has over twenty-five years of financial management and operations experience with high technology companies. Prior to joining Softlink, he was Chief Financial Officer of Dryden Engineering Company from January 1998 until to September 1999, where he was instrumental in the negotiation and sale of the company to MPW Corporation. Previously, he served as Chief Financial Officer of Fairchild Technologies from February 1997 until December 1997. Previously, he served as Chief Operating Officer and Chief Financial Officer of Optical Media International from April 1994 until December 1996, where he negotiated the sale of the company to Microtest Corporation. His previous employment experience includes ten years at Memorex Corporation and three years at Raychem Corporation. His contributions include raising capital, renegotiation of debt repayment terms, joint venture structuring, technology sales, mergers and acquisitions, growing company sales, and IPO preparation. Mr. Coan earned his B.S. in Economics from the University of Oregon in Eugene in June of 1965 and an MBA in Finance from the University of Oregon in June of 1967.

Board Committees

     The Compensation Committee of the board of directors determines the salaries and incentive compensation of our officers and provides recommendations for the salaries and incentive compensation of our other employees. The compensation committee also administers our Stock Option Plan. The current members of the Compensation Committee are Messrs. Yuan, Leung and Lee. Prior to September 1999, we did not have a Compensation Committee or any other committee of the board of directors that performed any similar functions. See "Compensation Committee Interlocks and Insider Participation."

     The board of directors does not currently have an audit or nominating committee.

Compensation Committee Interlocks and Insider Participation

     We did not have a Compensation Committee or other committee of the board of directors performing similar functions during the fiscal year ended March 31, 1999. Messrs. William Yuan, Edmund Leung and Johnson L. Lee are each officers of Softlink and, as members of the board of directors, participated in deliberations of the board of directors relating to the compensation of our executive officers. The board of directors established a Compensation Committee as of September 30, 1999.

     Messrs. Yuan, Leung and Lee, current members of the Compensation Committee, are also officers and directors of Softlink. However, no member of the Compensation Committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

Compensation Summary

     The following table sets forth the compensation awarded or paid to, or earned by, our Chief Executive Officer and all our other executive officers who earned in excess of $100,000 in salary and bonus, collectively the "Named Executives" for services rendered to us during the year ended March 31, 1999. Mr. William Yuan became our Chief Executive Officer in March 1999 and thus, the table only reflects one month's salary earned by Mr. Yuan.

Summary Compensation Table

-----------------------------------------------------------------------------------------------------------------
                                               ANNUAL COMPENSATION         LONG-TERM COMPENSATION
-----------------------------------------------------------------------------------------------------------------
NAME                                           SALARY ($)                  NUMBER OF SECURITIES
                                                                           UNDERLYING OPTIONS (#)
-----------------------------------------------------------------------------------------------------------------
William Yuan, President                                12,000                   500,000
-----------------------------------------------------------------------------------------------------------------
Johnson C. Lee                                         96,000                    80,201
-----------------------------------------------------------------------------------------------------------------
Edmund Leung                                           96,000                    80,201
-----------------------------------------------------------------------------------------------------------------


     On March 1, 1999, Mr. Yuan was granted options to purchase up to 500,000 shares of our common stock. These options were rescinded by our Board of Directors. Mr. Yuan was subsequently granted options to purchase 657,143 shares of our common stock on September 1, 1999, of which options to purchase 260,000 shares will vest upon the achievement of certain business objectives which have been described elsewhere in this prospectus.

Option Grants in Last Year

     The following table sets forth information concerning options granted to the Named Executives during the fiscal year ended March 31, 1999. Each option listed in the table, represents the right to purchase one share of our common stock. Options may terminate before their expiration dates if the optionee's status as an employee or consultant is terminated or upon the optionee's death or disability.

---------------------------------------------------------------------------------------------------------------------------
Name                Number of Securities    % of Total Options     Exercise Price     Fair Market    Expira-tion Date
                     Underlying Options    Granted to Employees   Per Share ($/Sh)  Value of Stock
                         Granted (#)                                                 on Grant Date
-----------------------------------------------------------------------------------------------------------------------------
William Yuan             240,000                     13%            $1.20             $4.062            3/1/04

-----------------------------------------------------------------------------------------------------------------------------
                         130,000                      7%            $1.20             $4.062            3/1/04
-----------------------------------------------------------------------------------------------------------------------------
                         130,000                      7%            $1.20             $4.062            3/1/04
-----------------------------------------------------------------------------------------------------------------------------
Johnson C. Lee            80,201                      7%            $0.61             $ 0.61            5/6/03
-----------------------------------------------------------------------------------------------------------------------------
Edmund Leung              80,201                      7%            $0.61             $ 0.61            5/6/03
-----------------------------------------------------------------------------------------------------------------------------


     During the year ended March 31, 1999, we granted officers, employees and consultants options to purchase an aggregate of 1,834,324 shares of our common stock. In September 1999, we rescinded options to purchase 958,000 of these shares.

     The options shown granted to Mr. Yuan were rescinded by our Board of Directors in April 1999. The Board subsequently granted Mr. Yuan options to purchase 657,143 shares of our common stock, of which options to purchase 260,000 shares will vest upon the achievement of certain business objectives described elsewhere in this prospectus.

     The options shown granted to Mr. Lee and Mr. Leung vest in 36 equal monthly installments commencing on May 6, 1998.

Aggregate Option Exercises in Year Ended March 31, 1999 and Year-End Option
Values

     The following table sets forth certain information with respect to the Named Executives concerning exercisable and unexercisable stock options held by them as of March 31, 1999. No Named Executives exercised options to purchase shares of our common stock in the year ended March 31, 1999.

--------------------------------------------------------------------------------------------------------------
Name                 Number of Unexercised Options at Year End(#)    Value of Unexercised In-the-Money
                                                                           Options at Year End($)
--------------------------------------------------------------------------------------------------------------
                     Exercisable        Unexercisable                Exercisable          Unexercisable

--------------------------------------------------------------------------------------------------------------
William Yuan         None               None                         N/A                  N/A

--------------------------------------------------------------------------------------------------------------
Johnson C. Lee       22,278             57,923                       $59,861              $155,639

--------------------------------------------------------------------------------------------------------------
Edmund Leung         22,278             57,923                       $59,861              $155,639

--------------------------------------------------------------------------------------------------------------


     The calculation of the value of unexercised in-the-money options at year end is based on a per share fair market value of our common stock equal to $2.687 at March 31, 1999, the closing price for our common stock on that date as reported by various market makers for our common stock on the NASD Over-The-Counter Market Bulletin Board.

Employment Agreements And Termination Of Employment And Change Of Control Arrangements

     We have entered into executive employment agreements with each of Mr. William W. Yuan, Mr. Johnson C. Lee, Mr. Edmund Leung and Mr. Ralph G. Coan. Under the agreements, the executives receive paid vacation and are eligible to participate in the health and other benefit programs which we may offer from time to time. We may terminate either executive at any time with or without "cause". The term "cause" is defined in the executive employment agreements as:

     - the failure to follow directions of our board of directors which are not inconsistent with the executive employment agreement;

     -    the gross neglect of the executive's responsibilities;

     - any act by the executive of dishonesty, fraud, misrepresentation, harassment or employment discrimination;

     -    the executive's indictment for a felony; and

     - the executive's unauthorized dissemination of our confidential information or trade secrets.

     The executives are eligible to receive severance pay if they are terminated without cause. The severance payment would be an amount equal to one year's salary in one lump sum and must be paid no later than 30 days from the date of termination. The executive employment agreements also contain covenants regarding the assignment of inventions, the disclosure of our confidential information, the solicitation of our employees or agents and the ability of the executives to engage in competing activities.

     William Yuan's executive employment agreement has a term of three years commencing March 1, 1999 and automatically renews for successive periods of one year unless terminated prior to such renewal. He serves as our President and Chief Executive Officer and will perform duties consistent with these positions and under the direction of the board of directors. He receives a monthly salary of $15,000. His agreement specifically provides that our failure to pay him as required by the agreement is to be deemed a breach of the agreement. If there is a change in control of Softlink and Mr. Yuan is terminated without cause within 12 months of the change, he will be eligible for severance pay and all of his outstanding options will immediately vest. "Change in control" is defined as a new owner controlling more than 50% of our common stock.

     Johnson C. Lee's agreement has a term of three years commencing August 31, 1999 and automatically renews for successive periods of one year unless terminated prior to such renewal. He serves as our Chairman and will perform duties consistent with the position and under the direction of the board of directors. He receives a monthly salary of $10,000.

     Edmund Leung's agreement has a term of three years commencing August 31, 1999 and automatically renews for successive periods of one year unless terminated prior to such renewal. He serves as our Secretary and Chief Technical Officer and will perform duties consistent with the positions and under the direction of the board of directors. He receives a monthly salary of

$10,000.

     Ralph G. Coan's agreement has a term of two years commencing October 1999 and automatically renews for successive periods of one year unless terminated prior to such renewal. He serves as our Chief Financial Officer and will perform duties consistent with the position and under the direction of the board of directors. He receives a monthly salary of $11,250. The agreement also provides that Mr. Coan is to receive options to purchase up to two hundred thousand (200,000) shares of our common stock pursuant to our stock option plan. The right to exercise the option vests quarterly over four years and the exercise price is $1.75, the fair market value of the stock on the date of grant.

Employee Benefit Plans

     1999 Stock Option Plan. Our 1999 Stock Option Plan was adopted by the board of directors as of September 3, 1999 and has not yet been ratified by our stockholders. We plan to present the 1999 Stock Option Plan to our stockholders for approval at the next annual meeting of stockholders, which we currently anticipate will occur shortly after our fiscal year ending March 31, 2000. The following description of the 1999 Stock Option Plan is a summary and qualified in its entirety by the text of the Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

     The purpose of the 1999 Stock Option Plan is to enhance our profitability and stockholder value by enabling us to offer stock based incentives to employees, directors and consultants. The plan authorizes the grant of options to purchase shares of common stock to employees, directors and consultants of Softlink and its affiliates. Under the plan, we may grant incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 and non-qualified stock options. Incentive stock options may only be granted to our employees.

     The number of shares available for options under the 1999 Stock Option Plan is 2,400,000. The Plan is administered by our board of directors. Subject to the provisions of the plan, the board of directors has authority to determine the employees, directors and consultants who are to be awarded options and the terms of such awards, including the number of shares subject to such options, the fair market value of the common stock subject to options, the exercise price per share and other terms.

     Incentive stock options must have an exercise price equal to at least 100% of the fair market value of a share on the date of the award and generally cannot have a duration of more than 10 years. If the grant is to a stockholder holding more than 10% of our voting stock, the exercise price must be at least 110% of the fair market value on the date of grant. Terms and conditions of awards are set forth in written agreements between Softlink and the respective option holders. Awards under the Plan may not be made after the tenth anniversary of the date of its adoption but awards granted before that date may extend beyond that date.

     If the employment of the holder of an incentive stock option is terminated for any reason other than as a result of the holder's death or disability or for "cause" as defined in the 1999

Stock Option Plan, the holder may exercise the option, to the extent exercisable on the date of termination of employment, until the earlier of the option's specified expiration date and 90 days after the date of termination. If an option holder dies or becomes disabled, both incentive and non-qualified stock options may generally be exercised, to the extent exercisable on the date of death or disability, by the option holder or the option holder's survivors until the earlier of the option's specified termination date and one year after the date of death or disability.

     As of January 14, 2000, no shares had been issued as the result of the exercise of options previously granted under the 1999 Stock Option Plan; however, 1,282,714 shares were subject to outstanding options and 1,117,286 shares were available for future grants. The exercise prices of the outstanding options ranged from $1.45 to $2.00. The options under the Plan vest over varying lengths of time pursuant to various option agreements that we have entered into with the grantees of such options.

     We have not registered the 1999 Stock Option Plan, or the shares subject to issuance thereunder, pursuant to the Securities Act of 1933. Absent registration, such shares, when issued upon exercise of options, would be "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act of 1933. We intend to file a registration statement under the Securities Act of 1933 to register the 1999 Stock Option Plan and the shares subject to issuance thereunder, shortly after we become a reporting company under the Securities Exchange Act of 1934.

     Optionees have no rights as stockholders with respect to shares subject to option prior to the issuance of shares pursuant to the exercise thereof. Options issued to employees under the Plan shall expire no later than ten years after the date of grant. An option becomes exercisable at such time and for such amounts as determined at the discretion of the board of directors at the time of the grant of the option. An optionee may exercise a part of the option from the date that part first becomes exercisable until the option expires. The purchase price for shares to be issued to an employee upon his exercise of an option is determined by the board of directors on the date the option is granted. The purchase price is payable in full in cash, by promissory note, by net exercise or by delivery of shares of our common stock when the option is exercised. The plan provides for adjustment as to the number and kinds of shares covered by the outstanding options and the option price therefor to give effect to any stock dividend, stock split, stock combination or other reorganization of or by Softlink.

Directors' Compensation

     Directors who are also employees of Softlink receive no compensation for serving on the board of directors. With respect to directors who are not employees, we intend to reimburse such directors for all travel and other expenses incurred in connection with attending meetings of the board of directors and any committees of the board. Non-employee directors will also be eligible to receive grants of non-qualified stock options under our 1999 Stock Option Plan. We also intend to establish a non-employee director stock option plan which will provide for initial option grants of a fixed number of shares of our common stock to non-employee directors and successive annual option grants to such non-employee directors covering an additional fixed number of shares, to provide us with an effective way to recruit and retain qualified individuals to serve as members of the board of directors.

Limitation of Liability and Indemnification

     Our Articles of Incorporation, with certain exceptions, eliminate any personal liability of directors or officers to us or our stockholders for monetary damages for the breach of such person's fiduciary duty, and, therefore, an officer or director cannot be held liable for damages to us or our stockholders for gross negligence or lack of due care in carrying out his or her fiduciary duties as a director or officer except in certain specified instances. We may also adopt by-laws which provide for indemnification to the full extent permitted under law which includes all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with us to the maximum extent and under all circumstances permitted by law.

     There are presently no material pending legal proceeding to which a director, officer and employee of ours is a party. There is no pending litigation or proceeding involving one of our directors, officers, employees or other agents as to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

     We have purchased directors' and officers' liability insurance to defend and indemnify directors and officers who are subject to claims made against them for their actions and omissions as directors and officers of Softlink. The insurance policy provides standard directors' and officers' liability insurance in the amount of $1,000,000 per claim.

     We intend to enter into indemnification agreements with our directors and officers. These agreements will provide, in general, that we shall indemnify and hold harmless such directors and officers to the fullest extent permitted by law against any judgments, fines, amounts paid in settlement, and expenses, including attorneys' fees and disbursements, incurred in connection with, or in any way arising out of, any claim, action or proceeding against, or affecting, such directors and officers resulting from, relating to or in any way arising out of, the service of such persons as our directors and officers.

     To the extent provisions of our articles of incorporation provide for indemnification of directors for liabilities arising under the Securities Act of 1933 or the Securities Exchange Act of 1934, those provisions are, in the opinion of the Securities and Exchange Commission, against public policy and therefore are unenforceable.

                           RELATED PARTY TRANSACTIONS

     The following describes transactions to which we were or are a party and in which any of our directors, officers, or significant stockholders, or members of the immediate family of any of the foregoing persons, had or has a direct or indirect material interest.

     Unless otherwise indicated, information in this section regarding shares of our common stock reflect the conversion ratio applied to shares of our common stock at the time of the reorganization described below.

Stock Transactions by Softlink, Inc., a California Corporation

     Issuances to Founders. Softlink, Inc., a California corporation ("Softlink California") was formed in November 1995 by Johnson C. Lee and Edmund Leung. At the time of formation, each of them was issued 1,011,802 shares of common stock of Softlink California in consideration of their efforts in establishing that company and developing its initial business strategy.

     All the shares of Softlink California held by Johnson C. Lee and Edmund Leung were converted into shares of our common stock in the reorganization with Draco Technologies, Inc. described below.

Reorganization with Draco Technologies, Inc.

     In March 1998, Softlink California entered into the reorganization with Draco Technologies, Inc., a Nevada corporation incorporated in July 1997 . Under the reorganization, the Softlink California stockholders received approximately
0.6745344 shares of common stock of Draco in exchange for each of the 4,259,449 outstanding shares of Softlink California common stock, and Softlink California became a wholly-owned subsidiary of Draco. An aggregate of 2,873,145 shares was issued to the former Softlink California stockholders in the reorganization with Draco and the Softlink California stockholders owned approximately 52% of Draco immediately after the reorganization. As part of the reorganization, all of the executive officers and directors of Draco resigned and the executive officers and directors of Softlink California became the executive officers and directors of Draco, which then changed its name to Softlink, Inc.

Stock Option Grants

     In May 1998, Johnson C. Lee and Edmund Leung each were issued options to purchase 80,201 shares of Softlink common stock.

     In March 1999, we issued William Yuan options to purchase up to 500,000 shares of our common stock, and in April 1999, each of Johnson C. Lee and Edmund Leung were granted options to purchase up to 50,000 shares of our common stock. All of these options were rescinded by our board of directors and are now of no further force or effect.

     In September 1999, we issued each of Johnson C. Lee and Edmund Leung options to purchase 50,000 shares of Softlink common stock pursuant to our stock option plan. These options had an exercise price of $2.00, which was more than 110% of the fair market value of our common stock on the date of grant. For each of Mr. Lee and Mr. Leung, the right to purchase 6,250 shares vested on the date of grant and the right to purchase the remainder vest in seven quarterly installments.

     In September 1999, we also issued William Yuan options to purchase up to 657,143 shares of our common stock. These options have an exercise price of $1.75, the fair market value of our common stock on the date of grant. Mr. Yuan's right to purchase 217,143 shares vested on the date of grant. Options to purchase 180,000 of the shares vest in 18 monthly installments. The right to purchase 130,000 shares vests upon the listing of Softlink with Nasdaq. The right to purchase the remaining 130,000 shares vests upon the recording by Softlink of $12 million in revenue.

     In October 1999, we issued Ralph G. Coan options to purchase up to 200,000 shares of our common stock. These options have an exercise price of $1.45, the fair market value of our common stock on the date of grant. The right to exercise these options vests in 16 equal quarterly installments.

Offering Of Preferred Stock And Warrants

     On August 17, 1999, we entered into a convertible preferred stock purchase agreement with Deephaven Private Placement Trading Ltd. and Hornblower Investors LLC pursuant to which Deephaven and Hornblower were each issued 150 shares of convertible preferred stock and received warrants to purchase 120,000 shares of our common stock. The preferred stock is convertible into a variable number of shares of our common stock at the option of the preferred stockholders. In addition, subject to certain exceptions the preferred stock automatically converts into common stock on August 17, 2002. Holders of preferred stock are entitled to receive cumulative dividends at the rate of seven percent per year, payable in cash or shares of our common stock. We may redeem the preferred stock at any time, with prior notice, if the conversion price falls below or equals $1.75 per share. The warrants may be exercised at any time during the five-year period following their issuance at an exercise price of $2.43756 per share. In connection with this private placement of preferred stock and warrants, we issued warrants to purchase 150,000 shares of common stock to Cardinal Capital Management LLC. Cardinal Capital Management LLC, who also received a payment of $180,000, acted as a finder in this financing. In January 2000, Hornblower Investors LLC notified us of its intention to convert 23 shares of preferred stock into 476,393 shares of common stock.

Other Agreements

     As described above, we have entered into employment agreement with William Yuan, our President and Chief Executive Officer, Johnson C. Lee, our Chairman, and Edmund Leung, our Chief Financial Officer, Chief Technical Officer and Vice President of Engineering.

     During the year, we accepted a loan from Silicon Valley New Issues, a shareholder of Softlink, in the amount of $165,000. We have since repaid this loan during the quarter ended September 30, 1999.

     In December 1999, the Company issued each of William Yuan, Johnson C. Lee and Edmund Leung 1,250 shares of Common Stock of the Company as bonus compensation for services rendered by the officers on behalf of the Company.

     In December 1999, the Company issued 1,000 shares of Common Stock of the Company to Ralph G. Coan as bonus compensation for services rendered by Mr. Coan on behalf of the Company.

     We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             SELLING STOCKHOLDERS

 This prospectus relates to the offering by the selling stockholders for resale of shares of our common stock acquired by them upon conversion of preferred stock and exercise of warrants which the selling stockholders received in private placements and other transactions. All of the shares of common stock offered by this prospectus are being offered by the selling stockholders for their own accounts.

     The following table sets forth information with respect to the common stock beneficially owned by the selling stockholders as of the date of this prospectus, including shares obtainable upon the conversion of preferred stock and exercise of warrants convertible or exercisable, respectively, within 60 days of such date. The selling stockholders provided us the information included in the table below. To our knowledge, each of the selling stockholders has sole voting and investment power over the shares of common stock listed in the table below. Other than as set forth below, no selling stockholder, to our knowledge, has had a material relationship with us during the last three years, other than as an owner of our common stock or other securities.

     We note that the certificate of designation governing the Series A Preferred Stock and the closing warrants, as defined below, prohibit the holder from converting shares of Series A Preferred Stock or exercising the closing warrant to the extent that it would result in the holder owning more than 4.999% of our outstanding shares of common stock.


     The following table also indicates the shares of common stock issuable to the selling stockholders upon conversion of the Series A Preferred Stock issued to the selling stockholders at January 14, 2000 at an assumed conversion price of $0.4969 and exercise of the closing warrants. On and after December 15, 1999, the number of shares of common stock issuable upon conversion of the Series A Preferred Stock is dependent in part upon the market price of the common stock prior to conversion. For purposes of this prospectus, we have assumed that the actual number of shares of common stock issuable in respect of such conversions and the exercise of warrants issued to the selling stockholders and, consequently, offered for sale under this prospectus is a total of 7,551,058 shares of common stock. Additionally, the following table assumes the sale of all shares of common stock offered by this prospectus.

--------------------------------------------------------------------------------------------------
                         BENEFICIAL OWNERSHIP OF COMMON       BENEFICIAL OWNERSHIP OF COMMON
                         STOCK PRIOR TO THE OFFERING          STOCK AFTER THE OFFERING
--------------------------------------------------------------------------------------------------
SELLING                  NUMBER OF      NUMBER OF             NUMBER OF    PERCENT OF CLASS (3)
STOCKHOLDERS             SHARES         SHARES TO BE          SHARES(3)
                                        SOLD UNDER
                                        THIS PROSPECTUS
--------------------------------------------------------------------------------------------------
Deephaven Private        3,700,529      3,700,529                -0-            -0-
 Placement Trading,
 Ltd.
--------------------------------------------------------------------------------------------------
Hornblower Investors     3,700,529      3,700,529                -0-            -0-
 LLC
--------------------------------------------------------------------------------------------------
Cardinal Capital           150,000        150,000                -0-            -0-
 Management LLC
--------------------------------------------------------------------------------------------------


     The selling stockholders will receive substantial proceeds from converting their preferred stock and warrants and selling the resulting common stock in this offering. We will pay the offering expenses of the selling stockholders in this offering, other than brokers' commissions. We currently estimate these expenses to be $80,000.

     To date, we have had a very limited trading volume in our common stock. Sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options and warrants, under Securities and Exchange Commission Rule 144 or otherwise could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital at that time through the sale of our securities.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of January 14, 2000 and as adjusted to reflect the sale of the shares of common stock offered by this prospectus, the ownership of our common stock by each of our directors and executive officers, all of our executive officers and directors as a group, and all persons known by us to beneficially own more than 5 % of our common stock.

     Unless otherwise indicated in the footnotes to the table, the following individuals have sole vesting and sole investment control with respect to the shares they beneficially own and the address of each beneficial owner listed below is c/o Softlink, Inc., 2041 Mission College Boulevard, Suite 259, Santa Clara, California 95054.

     The amount of shares owned by each shareholder in the following table was calculated pursuant to Rule 13d-3(d) of the Exchange Act. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by each other person listed. The total number of outstanding shares of common stock at January 14, 2000 is 9,048,545.

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Name And Address Of Beneficial Owner           Amount And Nature Of        Percent Of Class       Percent Of Class After
                                               Beneficial Ownership        Before the Offering    the Offering
Executive Officers and Directors:
----------------------------------------------------------------------------------------------------------------------------------
Johnson C. Lee                                        1,097,666                    12.0%                     6.6%
----------------------------------------------------------------------------------------------------------------------------------
William Yuan                                            278,393                     3.1%                     1.6%
----------------------------------------------------------------------------------------------------------------------------------
Edmund T. Leung                                       1,097,666                    12.0%                     6.6%
----------------------------------------------------------------------------------------------------------------------------------
Ralph G. Coan                                            13,500                     *                        *
----------------------------------------------------------------------------------------------------------------------------------
All directors and executive officers as               2,487,225                    26.3%                    14.6%
 a group (three persons)
----------------------------------------------------------------------------------------------------------------------------------
Other 5% Stockholders:
----------------------------------------------------------------------------------------------------------------------------------
EPB Industries, Inc.                                    861,696                     9.5%                     5.2%
696 Orion Drive
New Braunfels, TX 78130
----------------------------------------------------------------------------------------------------------------------------------

*Less than one percent


     The number of shares shown for Mr. Leung and Mr. Lee each includes 67,762 shares of common stock subject to options that are exercisable within 60 days of January 14, 2000. The number of shares shown for Mr. Yuan includes 277,143 shares of common stock subject to options that are exercisable within 60 days of January 14, 2000. The number of shares shown for Mr. Coan includes 12,500 shares of common stock subject to options that are exercisable within 60 days of January 14, 2000. The number of shares shown for all directors and executive officers includes

425,167 shares of common stock subject to options that are exercisable within 60 days of January 14, 2000.

     We have been informed that the principal of EPB Industries is Mr. Norvell
D. Berg.

    After this offering, our executive officers and directors will, in the aggregate, beneficially own approximately 14.6% of our outstanding common stock, if all of the preferred stock and warrants subject to this prospectus are converted to common stock. As a result these stockholders may, as a practical matter, be able to influence all matters requiring stockholder approval including the election of directors, merger or consolidation and the sale of all or substantially all of our assets. This concentration of ownership may delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of our common stock.

                          DESCRIPTION OF CAPITAL STOCK

       The descriptions in this section and in other sections of this prospectus of our securities and various provisions of our articles of incorporation and our bylaws are descriptions of the material terms of our securities. We note, that our articles of incorporation and bylaws have been filed with the SEC as exhibits to this registration statement of which this prospectus forms a part.

       Our authorized capital stock consists of 59,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of Preferred Stock, par value $.001. As of January 14, 2000 9,048,545 shares of our common stock were issued and outstanding and 3,407,430 shares of common stock were reserved for issuance upon exercise of outstanding options and warrants. Only our common stock is being registered under the Exchange Act pursuant to this Registration Statement. As of January 14, 2000, 300 shares of our Preferred Stock were issued and outstanding.

Description of Common Stock

     The holders of our common stock are entitled to equal amounts per share of any dividends and distributions declared by the board of directors. No holder of any shares of our common stock has a pre-emptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other of our securities. Upon liquidation, dissolution or winding up of Softlink, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable.

     Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the common stock do not have cumulative voting rights, so the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the board of directors.

Description of Preferred Stock

     The board of directors is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock. The preferred stock may be issued in one or more series and the board of directors may fix its rights, preferences and designations.

     On August 17, 1999, we issued 300 shares of Series A Convertible Preferred Stock to two investors. The Series A Convertible Preferred Stock is convertible at the option of the preferred stockholders into shares of our common stock equal to the stated value of the Series A Convertible Preferred Stock, equal to $10,000 per share plus all accrued but unpaid dividends, divided by the conversion price. Until December 15, 1999, the conversion price was $2.51. After December 15, 1999, the conversion price was the lesser of $2.51 or 95% of the lowest three closing bid prices of our common stock on the Over-the-Counter market during the 50 trading days preceding the conversion date, if the conversion date had occurred on or after December 16, 1999 and before January 14, 2000. The conversion price is 90% of the lowest three closing bid prices of our common stock on the Over-The-Counter market during the 50 trading days preceding the conversion date, if the conversion date occurs on or after January 14, 2000 and before February 13, 2000, and 85% of the lowest three closing bid prices of our common stock on the Over-The-Counter market during the 50 trading days preceding the conversion date, if the conversion date occurs on or after February 13, 2000. As of January 14, 2000, one investor provided us with notice of the intent to convert 23 shares of preferred stock into 476,393 shares of common stock. No holder of Series A Convertible Preferred Stock together with any affiliate thereof may beneficially own in excess of 4.999% of the outstanding shares of common stock following conversion. These restrictions may only be waived by a holder of the Series A Preferred Stock after providing 61 days' notice to Softlink.

     If the Series A Convertible Preferred Stock has not been converted or redeemed by August 17, 2002, it will automatically convert into common stock on that date, subject to exceptions. Upon the occurrence of certain events specified in the securities purchase agreement, the holders of Series A Convertible Preferred Stock may elect to have us redeem the Series A Convertible Preferred Stock at a premium to their purchase price. These events include, the following:

     - failure by us to maintain the effectiveness of the registration statement of which this prospectus is a part;

     - failure of our common stock to be eligible for quotation on the Nasdaq O-T-C Market, or any subsequent market on which our common stock may be listed;

     - failure by us to issue shares of our common stock upon conversion of the Series A Convertible Preferred Stock;

     - participation by us in a change of control transaction, agreement by us to sell, in one or a series of related transactions all or substantially all of our assets, or redemption by us of more than a de minimus amount of securities;

     - failure by us to cure an event of default under the securities purchase agreement within 60 days after receipt of notice of such default; and

     - failure by us to keep the specified number of shares of our common stock reserved for issuance upon conversion of the Series A Convertible Preferred Stock.

     We may also redeem the Series A Convertible Preferred Stock at any time, with prior notice, if the conversion price is equal to or falls below $1.75 per share. Holders of Series A Convertible Preferred Stock are entitled to receive cumulative dividends at the rate of seven percent per year, payable in cash or shares of our common stock.

     The foregoing has been a brief description of some of the terms of our Series A Convertible Preferred Stock. For a more detailed description of the rights of the holders of the Series A Convertible Preferred Stock, prospective investors are directed to the actual certificate of designation that has been filed as an exhibit to the registration statement of which this prospectus is a part.

     Other than the Series A Convertible Preferred Stock described above, no shares of preferred stock are currently outstanding and we have no present plans to issue any shares of preferred stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. This difficulty could adversely affect prevailing market prices for our common stock.

Description of Warrants

     In connection with the August 1999 issuance of our Series A Preferred Stock, we also issued warrants to purchase shares of our common stock to the two investors, Deephaven Private Placement Trading Ltd. and Hornblower Investors LLC. These warrants may be exercised at any time during the five-year period following their issuance at an exercise price of $2.43756 per share. The warrants contain certain provisions that limit the number of shares of common stock into which they are exercisable. Under these provisions, no holder of a warrant may exercise his or her warrant if such exercise would result in the holder beneficially owning more than 4.999% of our common stock.

     In consideration for services provided by Cardinal Capital Management, Inc. to us, we have issued to Cardinal Capital warrants to purchase up to 150,000 shares of our common stock. The warrants may be exercised at any time during the five-year period following their issuance at an exercise price of $2.25 per share. The number of shares issuable upon exercise of the warrants is subject to adjustment upon the occurrence of stock splits, dividends or reclassifications. The warrants carry registration rights which are described below.

     This has been a brief description of some of the terms of our outstanding warrants. For a more detailed description of the rights of the holders of the warrants, prospective investors are directed to the actual forms of warrants that have been filed as exhibits to the registration statement of which this prospectus is a part.


Registration Rights

     Deephaven Private Placement Trading Ltd. and Hornblower Investors LLC have registration rights with respect to the Series A Preferred Stock and warrants they hold. Pursuant to a registration rights agreement, the common stock underlying the Series A Preferred Stock and warrants issued to these investors are to be registered as part of the registration statement of which this prospectus forms a part. The registration rights agreement requires us to file a registration statement with respect to the common stock within a specified period of time, and to have the registration statement declared effective within a specific period of time. We must also keep the registration statement effective until all of the common stock offered has been sold. We are responsible for the payment of all fees and costs associated with the registration of the common stock, except that we are not responsible for fees generated by the investors' counsel. We are required to indemnify and hold harmless each investor and its officers, directors, agents and brokers against any untrue statement of a material fact in a registration statement, prospectus or amendment or supplement to a registration statement or prospectus. Specific procedures for carrying out the indemnification are set forth in the registration rights agreement.

     Cardinal Capital Management, Inc. has registration rights with respect to the warrants it holds. Pursuant to our agreement with Cardinal Capital, the common stock underlying warrants issued to Cardinal Capital are to be registered as part of the registration statement of which this prospectus forms a part.

Anti-Takeover Effects of Various Provisions of Nevada Law and Our Articles of Incorporation and Bylaws

     We are incorporated under the laws of the State of Nevada and are therefore subject to various provisions of the Nevada Corporation laws, which may have the effect of delaying or deterring a change in the control or management of Softlink.

     Nevada's "Combination with Interested Stockholders Statute," Nevada Revised Statutes 78.411-78.444 applies to Nevada corporations having at least 200 stockholders. It prohibits a stockholder who owns at least 10% of the outstanding voting shares of a company from entering into a merger, exchange, sale of assets, liquidation or other similar, major transaction with that company unless certain conditions are met.

     A company to which the statute applies may not engage in such a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of shares was approved by the board of directors before the interested stockholder acquired the shares. If this approval was not obtained, then after the three-year period expires, the combination may be consummated if all the requirements in the Articles of Incorporation are met and either

     -    the board of directors or the shareholders approve of the transaction

     - the market value of cash and other consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Sections 78.411 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" will not have become the beneficial owner of additional voting shares of the corporation.

     Nevada's "Control Share Acquisition Statute," Nevada Revised Statute
Section 78.378-78.379, generally prohibits a shareholder from attempting to acquire the company from voting shares of the company's stock once the shareholder owns a certain percentage of the company's stock unless the shareholders first approve.This statute only applies to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which do business directly or indirectly in Nevada. While we do not currently exceed these thresholds, we may well do so in the near future. The Control Share Acquisition Statute also provides that the stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares (which is generally equal to the highest price paid in the transaction subjecting the stockholder to the statute).

     Certain provisions of our Bylaws, which are summarized below, may affect potential changes in control of Softlink. The board of directors believes that these provisions are in the best interests of stockholders because they will encourage a potential acquiror to negotiate with the board of directors, which will be able to consider the interests of all stockholders in a change in control situation. However, the cumulative effect of these terms maybe to make it more difficult to acquire and exercise control of Softlink and to make changes in management more difficult.

     The Bylaws provide the number of directors of Softlink shall be established by the board of directors, but shall be no less than one. Between stockholder meetings, the Board may appoint new directors to fill vacancies or newly created directorships. A director may be removed from office by the affirmative vote of 66-2/3% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors.

     The Bylaws further provide that stockholder action may be taken at a meeting of stockholders and may be effected by a consent in writing if such consent is signed by the holders of the percentage of our shares required to approve the action at a meeting. We are not aware of any proposed takeover attempt or any proposed attempt to acquire a large block of our common stock.

     The provisions described above may have the effect of delaying or deterring a change in the control or management of Softlink.

Application of California GCL

     Although we are incorporated in Nevada, our headquarters is in the State of California. Section 2115 of the California GCL ("Section 2115") provides that certain provisions of the

California GCL shall be applicable to a corporation organized under the laws of another state to the exclusion of the law of the state in which it is incorporated, if the corporation meets certain tests regarding the business done in California and the number of its California stockholders.

     An entity such as us can be subject to Section 2115 if the average of the property factor, payroll factor and sales factor deemed to be in California during its latest full income year is more than 50 percent and more than one-half of its outstanding voting securities are held of record by persons having addresses in California. Section 2115 does not apply to corporations with outstanding securities listed on the New York or American Stock Exchange, or with outstanding securities designated as qualified for trading as a national market security on NASDAQ, if such corporation has at least 800 beneficial holders of its equity securities. Since the average of our property factor, payroll factor and sales factor deemed to be in California during our latest fiscal year was almost 100%, and over 60% of our outstanding voting securities are held of record by persons having addresses in California, and our securities do not currently qualify as a national market security on NASDAQ, we are subject to Section 2115.

     During the period that we are subject to Section 2115, the provisions of the California GCL regarding the following matters are made applicable to the exclusion of the law of the State of Nevada:

     -    general provisions and definitions;
     -    annual election of directors;
     -    removal of directors without cause;
     -    removal of directors by court proceedings;
     - filling of director vacancies where less than a majority in office were elected by the stockholders;
     -    directors' standard of care;
     -    liability of directors for unlawful distributions;
     -    indemnification of directors, officers and others;
     -    limitations on corporate distributions of cash or property;
     -    liability of a stockholder who receives an unlawful distribution;
     -    requirements for annual stockholders' meetings;
     -    stockholders' right to cumulate votes at any election of directors;
     -    supermajority vote requirements;
     -    limitations on sales of assets;
     -    limitations on mergers;
     -    reorganizations;
     -    dissenters' rights in connection with reorganizations;
     -    required records and reports;
     -    actions by the California Attorney General; and
     -    rights of inspection.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is U.S. Stock Transfer, and its telephone number is (800) 835-8778.


                        SHARES ELIGIBLE FOR FUTURE SALE

     On January 14, 2000, 9,048,545 shares of our common stock were outstanding, and 1,282,714 shares of common stock were subject to options granted under our 1999 Stock Option Plan. In addition, as of January 14, 2000, 6,603,524 shares of common stock were issuable upon conversion or exercise of the preferred stock and warrants held by the selling stockholders. Of the outstanding shares, 4,400,705 shares of common stock are immediately eligible for sale in the public market without restriction or further registration under the Securities Act of 1933, unless purchased by or issued to any "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act of 1933, described below. All other outstanding shares of our common stock are "restricted securities" as such term is defined under Rule 144, in that such shares were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rules 144, 144(k) or 701 promulgated under the Securities Act of 1933 or another exemption from registration.

     In general, under Rule 144 as currently in effect, a person, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to various restrictions. In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. As of January 14, 2000, 3,526,849 of our outstanding restricted shares were eligible for sale under Rule 144.

     All of the 6,603,524 shares of common stock issuable upon conversion of the preferred stock and exercise of the warrants held by the selling stockholders are being registered under the registration statement of which this prospectus is a part. Upon effectiveness of that registration statement, all of these 6,603,524 shares will be immediately eligible for sale in the public market without restriction, as they are issued to the selling stockholders upon conversion of the preferred stock or exercise of the warrwant. We also intend to file a registration statement to register for resale the 2,400,000 shares of common stock reserved for issuance under our 1999 stock option plan. That registration statement will become effective immediately upon filing. Accordingly, shares covered by that registration statement would become eligible for sale in the public market subject to vesting restrictions. As of January 14, 2000, options to purchase 389,075 shares of common stock were exercisable under the 1999 stock option plan.

     There has been very limited trading volume in our common stock to date. Sales of substantial amounts of our common stock under Rule 144, this prospectus or otherwise could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through the future sale of our securities.

                             PLAN OF DISTRIBUTION


     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

     - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     - an exchange distribution in accordance with the rules of the applicable exchange;

     -    privately negotiated transactions;

     -    short sales;

     - broker-dealer may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     -    a combination of any such methods of sale; and

     -    any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     The selling stockholders may also engage in puts and calls and other transactions in securities of Softlink or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

     Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders, or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the
meaning of the Securities Act in connection with such sales.   In such event,
any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby will be passed upon for us by Silicon Valley Law Group, San Jose, California.

                                    EXPERTS

     The financial statements included in the registration statement on Form SB-2 have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report, which contains an explanatory paragraph regarding our ability to continue as a going concern, appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on form SB-2. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted, and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract, agreement or other document of Softlink, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You may review a copy of the registration statement, including exhibits, at the Securities and Exchange Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 or Seven World Trade Center, 13/th/ Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

     The public may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

     We will also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission.

     Our Securities and Exchange Commission filings and the registration statement can also be reviewed by accessing the Securities and Exchange Commission's Internet site at http://www.sec.gov, which contains reports, proxy
                              ------------------
and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

     You should rely only on the information provided in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone else to provide you with different information. Neither we nor the selling stockholders are making an offer to sell, nor soliciting an offer to buy, these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

Report of Independent Certified Public Accountants                           F-2

Consolidated Financial Statements
   Consolidated balance sheets                                         F-3 - F-4
   Consolidated statements of operations                                     F-5
   Consolidated statements of stockholders' equity (deficiency)              F-6
   Consolidated statements of cash flows                                     F-7
   Notes to consolidated financial statements                         F-8 - F-26

Report of Independent Certified Public Accountants


The Board of Directors and Stockholders of
Softlink, Inc.

We have audited the accompanying consolidated balance sheet of Softlink, Inc. and subsidiary as of March 31, 1999, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for each of the two years in the period ended March 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Softlink, Inc. and subsidiary as of March 31, 1999, and the results of their consolidated operations and cash flows for each of the two years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has an accumulated deficit of $1,646,500 as of March 31, 1999 and incurred net losses of $1,015,900 and $620,800 for the years ended March 31, 1999 and 1998, respectively. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.


/S/  BDO Seidman, LLP


San Jose, California
July 15, 1999

                                                               Softlink, Inc.


                                                     Consolidated Balance Sheets

==================================================================================================



                                                                   September 30,         March 31,
                                                                       1999                1999
---------------------------------------------------------------------------------------------------
                                                                      (Unaudited)
Assets

Current Assets:
  Cash and cash equivalents (Note 12)                                $ 1,785,500        $   307,500
  Notes receivable (Note 12)                                             105,000                  -
  Accounts receivable, net of allowance for doubtful accounts            947,700            430,600
   of $19,500 and $0, respectively (Notes 5, 9 and 12)
  Inventories                                                             85,100             39,600
  Prepaid expenses and other current assets                              177,100             83,500
---------------------------------------------------------------------------------------------------
Total Current Assets                                                   3,100,400            861,200

Property and Equipment, net (Note 2)                                     121,400             54,300

Deposits and Other Assets (Note 3)                                        74,800             52,000
---------------------------------------------------------------------------------------------------




                                                                     $ 3,296,600        $   967,500
===================================================================================================

                                                                  Softlink, Inc.


                                                    Consolidated Balance Sheets


===================================================================================================



                                                                   September 30,          March 31,
                                                                            1999               1999
---------------------------------------------------------------------------------------------------
                                                                      (Unaudited)
Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable                                                   $    72,400        $    79,700
  Accrued liabilities                                                    206,900              6,700
  Deferred revenue                                                        72,900                  -
  Obligations under capital lease                                          6,500                  -
---------------------------------------------------------------------------------------------------
Total Current Liabilities                                                358,700             86,400
---------------------------------------------------------------------------------------------------
Commitments, Contingencies and Subsequent Events (Notes 6, 8,
 11, and 12)

Stockholders' Equity (Notes 4, 6, 8 and 12):
  Convertible preferred stock $0.001 par value; 1,000,000              3,026,300                  -
   shares authorized; 300 shares issued and outstanding
  Common stock, $0.001 par value; 59,000,000 and 50,000,000                9,400              9,400
   shares authorized; 9,364,130 and 9,363,130 shares issued and outstanding, respectively
  Additional paid-in capital                                           6,269,200          5,634,700
  Accumulated deficit                                                 (3,610,400)        (1,646,500)
 --------------------------------------------------------------------------------------------------
                                                                       5,694,500          3,997,600
  Less: Treasury stock at cost (1,454,356 and 1,593,750 shares,
   respectively)                                                      (2,738,800)        (3,116,500)
  Less: Notes receivable                                                 (17,800)                 -
---------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                             2,937,900            881,100
---------------------------------------------------------------------------------------------------
                                                                     $ 3,296,600        $   967,500
===================================================================================================

                    See accompanying notes to consolidated financial statements.

                                                                 Softlink, Inc.


                                       Consolidated Statements of Operations

================================================================================

                                                                 Six Months Ended September 30,            Years Ended March 31,
                                                                   1999                 1998              1999              1998
----------------------------------------------------------------------------------------------------------------------------------
                                                                (Unaudited)          (Unaudited)
Net Sales, including license fee income (Notes 5 and 9)        $   660,900           $  335,500       $   731,100      $    23,500

Cost of Sales                                                      176,000               35,100            39,200           12,900
----------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                                       484,900              300,400           691,900           10,600
----------------------------------------------------------------------------------------------------------------------------------
Operating Expenses (Notes 6 and 8):
  Research and development                                         359,500               62,300           286,300           30,200
  Sales and marketing                                              636,100              350,100           688,600          123,800
  General and administrative                                       993,600              160,200           845,100          476,700
----------------------------------------------------------------------------------------------------------------------------------
Total Operating Expenses                                         1,989,200              572,600         1,820,000          630,700
----------------------------------------------------------------------------------------------------------------------------------
Loss From Operations                                            (1,504,300)            (272,200)       (1,128,100)        (620,100)
----------------------------------------------------------------------------------------------------------------------------------
Other Income (Expense):
  Interest income                                                   18,400                3,500           115,500              100
  Interest expense                                                 (10,400)              (2,500)           (2,500)               -
  Other                                                             (7,200)                   -                 -                -
----------------------------------------------------------------------------------------------------------------------------------
Total Other Income (Expense)                                           800                1,000           113,000              100
----------------------------------------------------------------------------------------------------------------------------------
Loss Before Provision for Income Taxes                          (1,503,500)            (271,200)       (1,015,100)        (620,000)

Provision for Income Taxes (Note 7)                                 30,900                  800               800              800
----------------------------------------------------------------------------------------------------------------------------------
Net Loss                                                       $(1,534,400)          $ (272,000)      $(1,015,900)     $  (620,800)
Preferred Stock dividends                                          429,500                    -                 -                -
----------------------------------------------------------------------------------------------------------------------------------
Net loss available to common shareholders                      $(1,963,900)          $ (272,000)      $(1,015,900)     $  (620,800)
==================================================================================================================================
Basic and diluted loss per share                               $     (0.25)          $    (0.04)      $     (0.14)     $     (0.26)
==================================================================================================================================
Basic and diluted weighted-average common shares outstanding     7,856,700            6,062,900         7,132,600        2,377,200
==================================================================================================================================

                    See accompanying notes to consolidated financial statements.

                                                                  Softlink, Inc.


               Consolidated Statements of Stockholders' Equity (Deficiency)
                                                     (Notes 1, 4, 8 and 12)

================================================================================

                                                                                                     Additional
                                                          Preferred stock        Common Stock        Paid-in    Accumulated
                                                         ------------------   ------------------
                                                          Shares   Amount      Shares     Amount       Capital      Deficit
----------------------------------------------------------------------------------------------------------------------------
Balances, April 1, 1997                                       -  $        -   2,192,236   $ 2,200    $   30,300  $    (9,800)
Issuance of common stock for services                         -           -     453,621       500       335,700            -
Issuance of common stock for cash                             -           -     222,327       200       164,600            -
Stock option grants                                           -           -           -         -        30,000            -
Exercise of stock options                                     -           -       4,961         -         3,700            -
Issuance of common stock in connection with reverse
 merger                                                       -           -   2,627,280     2,600       547,400            -
Net loss                                                      -           -           -         -             -     (620,800)
----------------------------------------------------------------------------------------------------------------------------
Balances, March 31, 1998                                      -           -   5,500,425     5,500     1,111,700     (630,600)
Issuance of common stock for cash and notes receivable        -           -   6,512,835     6,500     5,033,400            -
Stock option grants                                           -           -           -         -       343,000            -
Repurchase and retirement of common stock                     -           -  (2,650,130)   (2,600)     (971,300)           -
Treasury stock acquired, at cost                              -           -           -         -             -            -
Issuance of treasury stock for retirement of debt             -           -           -         -        22,600            -
Issuance of treasury stock as bonus to existing
 shareholders                                                 -           -           -         -        95,300            -
Payments received on notes receivable                         -           -           -         -             -            -
Net loss                                                      -           -           -         -             -   (1,015,900)
----------------------------------------------------------------------------------------------------------------------------
Balances, March 31, 1999                                      -           -   9,363,130     9,400     5,634,700   (1,646,500)
Stock option grants (Unaudited)                               -           -           -         -       421,300            -
Issuance of treasury stock for cash and notes
 receivable (Unaudited)                                       -           -           -         -           700            -
Issuance of treasury stock (Unaudited)                        -           -           -         -        19,400            -
Issuance of common stock (Unaudited)                          -           -       1,000         -         1,200            -
Issuance of convertible preferred stock, net of
 offering costs of $211,300 (Unaudited)                     300   3,000,000           -         -      (211,300)           -
Deemed dividend on issuance of warrants in connection
 with preferred stock offering (Unaudited)                    -           -           -         -       403,200     (403,200)
Dividend in arrears - convertible preferred stock
 (Unaudited)                                                  -      26,300           -         -             -      (26,300)
Net loss (Unaudited)                                          -           -           -         -             -   (1,534,400)
----------------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1999 (Unaudited)                    300  $3,026,300   9,364,130   $ 9,400    $6,269,200  $(3,610,400)
============================================================================================================================

                                                              Treasury Stock              Notes
                                                        --------------------------
                                                           Shares         Amount        Receivable        Total
-------------------------------------------------------------------------------------------------------------------
Balances, April 1, 1997                                           -     $         -     $         -     $    22,700
Issuance of common stock for services                             -               -               -         336,200
Issuance of common stock for cash                                 -               -               -         164,800
Stock option grants                                               -               -               -          30,000
Exercise of stock options                                         -               -               -           3,700
Issuance of common stock in connection with reverse
 merger                                                           -               -        (550,000)              -
Net loss                                                          -               -               -        (620,800)
-------------------------------------------------------------------------------------------------------------------
Balances, March 31, 1998                                          -               -        (550,000)        (63,400)
Issuance of common stock for cash and notes receivable            -               -      (4,976,300)         63,600
Stock option grants                                               -               -               -         343,000
Repurchase and retirement of common stock                         -               -         973,900               -
Treasury stock acquired, at cost                         (1,771,209)     (3,186,500)      3,186,500               -
Issuance of treasury stock for retirement of debt            21,209          57,000               -          79,600
Issuance of treasury stock as bonus to existing
 shareholders                                               156,250          13,000               -         108,300
Payments received on notes receivable                             -               -       1,365,900       1,365,900
Net loss                                                          -               -               -      (1,015,900)
-------------------------------------------------------------------------------------------------------------------
Balances, March 31, 1999                                 (1,593,750)     (3,116,500)              -         881,100
Stock option grants (Unaudited)                                   -               -               -         421,300
Issuance of treasury stock for cash and notes
 receivable (Unaudited)                                      72,727         197,100         (17,800)        180,000
Issuance of treasury stock (Unaudited)                       66,667         180,600               -         200,000
Issuance of common stock (Unaudited)                              -               -               -           1,200
Issuance of convertible preferred stock and related
 warrants, net of offering costs of $211,300
 (Unaudited)                                                      -               -               -       2,788,700
Dividend in arrears - convertible preferred stock
 (Unaudited)                                                      -               -               -               -
Net loss (Unaudited)                                              -               -               -      (1,534,400)
-------------------------------------------------------------------------------------------------------------------
Balances, September 30, 1999 (Unaudited)                 (1,454,356)    $(2,738,800)    $   (17,800)    $ 2,937,900
===================================================================================================================

                                 See accompanying notes to financial statements.

                                                                  Softlink, Inc.


                                           Consolidated Statements of Cash Flows
                                                                       (Note 10)

=================================================================================================================================

                                                                  Six Months Ended                      Years Ended March 31,
                                                                    September 30,
                                                                    1999              1998                1999               1998
---------------------------------------------------------------------------------------------------------------------------------
                                                              (Unaudited)       (Unaudited)
Cash Flows From Operating Activities:
  Net loss                                                  $ (1,534,400)      $  (272,000)      $  (1,015,900)       $  (620,800)
  Adjustments to reconcile net loss to net cash
   provided by operating activities:
     Depreciation                                                 11,700             2,900               7,100              3,800
     Allowance for doubtful accounts                              19,500                 -                   -                  -
     Compensation relating to stock options issued               421,300            12,800             343,000             30,000
     Compensation relating to stock issued for services                -                 -                   -            336,200
     Compensation relating to issuance of treasury stock               -                 -             108,300                  -
     Accrued interest on notes receivable                         (5,000)                -                   -                  -
     Changes in current operating assets and liabilities:
         Accounts receivable                                    (536,600)         (137,000)           (423,700)            (6,900)
         Inventories                                             (45,500)          (19,800)            (25,600)           (14,000)
         Prepaid expenses and other current assets               (93,600)                -             (82,700)              (800)
         Accounts payable                                         (7,300)           42,200              77,200                600
         Accrued expenses                                        200,200               800               6,700                  -
         Deferred revenue                                         72,900                 -                   -                  -
---------------------------------------------------------------------------------------------------------------------------------
Net Cash Used In Operating Activities                         (1,496,800)         (370,100)         (1,005,600)          (271,900)
---------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
  Payments to acquire property and equipment                     (71,800)          (18,700)            (49,800)            (4,200)
  Deposits and other assets                                      (22,800)           (2,800)            (52,000)                 -
  Payments for notes receivable                                 (130,000)                -                   -                  -
  Proceeds from repayment of notes receivable                     30,000                 -                   -                  -
---------------------------------------------------------------------------------------------------------------------------------
Net Cash Used In Investing Activities                           (194,600)          (21,500)           (101,800)            (4,200)
---------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
  Proceeds from note payable to shareholder                      218,300                 -                   -             50,000
  Principal payments on notes payable to shareholder            (218,300)          (50,000)            (50,000)                 -
  Proceeds from borrowing on notes payable                       120,000           100,000                   -            100,000
  Principal payments on notes payable                           (120,000)          (11,500)            (16,500)            (3,900)
  Principal payments on capital lease obligations                   (500)                -                   -                  -
  Proceeds from issuance of convertible preferred stock        2,788,700                 -                   -                  -
  Proceeds from issuance of common stock                           1,200           410,000              63,600            164,800
  Proceeds from issuance of treasury stock                       380,000                 -                   -                  -
  Proceeds from exercise of stock options                              -                 -                   -              3,700
  Payments received on notes receivable                                -                 -           1,365,900                  -
---------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided By Financing Activities                      3,169,400           448,500           1,363,000            314,600
---------------------------------------------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                      1,478,000            56,900             255,600             38,500
Cash and Cash Equivalents, beginning of period                   307,500            51,900              51,900             13,400
---------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, end of period                     $ 1,785,500         $ 108,800         $   307,500          $  51,900
=================================================================================================================================

                                 See accompanying notes to financial statements.

                                                                 Softlink, Inc.


                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

================================================================================

1.   Summary of     The Company
     Significant
     Accounting     Softlink, Inc. (formerly Draco Technologies, Inc., a
     Policies and   publicly traded shell corporation) (the Company), a Nevada
     Basis of       Corporation, was incorporated on July 24, 1997.
     Presentation
                    On March 31, 1998 the Company completed the acquisition of 100% of the outstanding common stock of Softlink, Inc., a California corporation, (Softlink CA) in exchange for 2,873,145 shares of the Company's $.001 par value common stock. For accounting purposes, the acquisition has been treated as the acquisition of the Company by Softlink CA with Softlink CA as the acquirer (reverse acquisition). The historical financial statements prior to March 31, 1998 are those of Softlink CA. Since the Company prior to the reverse acquisition was a public shell corporation with no significant operations, pro-forma information giving effect to the acquisition is not presented. All shares and per share data prior to the acquisition have been restated to reflect the stock issuance as a recapitalization of Softlink
                    CA. The 2,627,280 shares held by the shareholders of the Company prior to the acquisition have been recognized as if they were issued in connection with the acquisition of the Company by Softlink CA. On October 21, 1998, the Company's stock became publicly traded.

                    Softlink CA was incorporated on November 8, 1995. Softlink CA's principal activities consist of developing e-mail enhancement software, and licensing and marketing its products through wholesalers and end-users located primarily in North America.

                    Basis of Presentation

                    The accompanying balance sheet as of September 30, 1999 and the statements of operations and cash flows for each of the six month periods ended September 30, 1999 and 1998 have not been audited. However, in the opinion of management, they include all normal recurring adjustments necessary for a fair presentation of the financial position and the results of operations for the periods presented. The results of operations for the six months ended September 30, 1999 are not necessarily indicative of results to be expected for any future period.

                                                                 Softlink, Inc.

                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

================================================================================

                    The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the Company had an accumulated deficit of $1,646,500 as of March 31, 1999 and incurred losses of $1,015,900 and $620,800 for the years ended March 31, 1999 and 1998, respectively.

                    These conditions give rise to substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to obtain additional financing or refinancing as may be required and ultimately to attain profitability. The Company is actively marketing its existing and new products, which it believes will ultimately lead to profitable operations. Management is also pursuing additional financing and has obtained additional financing of $3,000,000 through the issuance of 300 shares of convertible preferred stock (Note 12).

                    Consolidation

                    The accompanying consolidated financial statements include the accounts of Softlink, Inc. and its wholly-owned subsidiary, Softlink CA. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

                    Use of Estimates

                    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                                                 Softlink, Inc.

                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

================================================================================


                    Cash and Cash Equivalents

                    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company places its cash and cash equivalents with a high quality institution. At times, such funds may be in excess of the Federal Deposit Insurance Company limit of $100,000.

                    Accounts Receivable and Allowance for Doubtful Accounts

                    The Company grants credit to its customers after undertaking an investigation of credit risk for all significant amounts and generally does not require cash collateral. When necessary, an allowance for doubtful accounts is provided for estimated credit losses at a level deemed appropriate to adequately provide for known and inherent risks related to such amounts. The allowance is based on reviews of loss, adjustments history, current economic conditions and other factors that deserve recognition in estimating potential losses. While management uses the best information available in making its determination, the ultimate recovery of recorded accounts receivable is also dependent upon future economic and other conditions that may be beyond management's control.

                    Inventories

                    Inventories, which consist principally of software and packaging, are stated at the lower of cost (average) or market (net realizable value).

                    Property and Equipment

                    Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, generally ranging from two to five years.

                    Long-Lived Assets

                    The Company periodically reviews its long-lived assets for impairment based upon the estimated future cash flows expected to result from the use

                                                                 Softlink, Inc.

                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

================================================================================

                    of the asset and its eventual disposition. When events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company writes the asset down to its estimated then-current fair value.

                    Revenue Recognition

                    Sales are recognized at the time of shipment provided no significant obligations remain, no uncertainty exists about customer acceptance and collectibility is probable. License fees are earned according to the terms of the license agreement with the licensee (Note 5). Deferred revenue, included in accrued liabilities on the balance sheet, represent the unearned portion of amounts billed to customers.

                    Research and Development Costs

                    Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility has been established. To date, the establishment of technological feasibility of the Company's products and general release substantially coincide. As a result, the Company has not capitalized any software development costs since such costs qualifying for capitalization have not been significant.

                    Advertising Costs

                    The cost of advertising is expensed as incurred, except for direct response advertising, which is capitalized and amortized over its expected period of future benefits. Direct response advertising consists primarily of television infomercials which are broadcast to elicit sales to customers who respond specifically to the advertisement. The capitalized costs of the advertising are amortized over the one year period that the infomercial is broadcasted. As of March 31, 1999, $76,100 of these advertising costs, pertaining to infomercial production, are included in prepaid expenses and other current assets. As of September 30, 1999, $109,600 of these costs were included in prepaid expenses (unaudited). Advertising expense for the fiscal years ended March 31, 1999 and 1998 aggregated $23,900 and $1,700, respectively. Advertising expense for the six months ended September 30, 1999 and 1998 aggregated $155,300 and $2,500, respectively (unaudited).

                                                                 Softlink, Inc.

                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

================================================================================

          Income Taxes

          The Company reports income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Deferred income taxes are recognized for the tax consequences of temporary differences by applying the tax rate expected to be in effect in future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. Tax credits are recorded as a reduction of the provision for federal income taxes in the year realized. A valuation allowance is established for deferred income tax assets when realization is not deemed more likely than not.

          Adoption of New Accounting Pronouncements

          In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 98-1, Software for Internal Use, which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP No. 98-1 did not have a material impact on its consolidated financial statements.

          In June 1998, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged assets or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain and loss is recognized in income in the period of change. SFAS No. 133, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

                                                                 Softlink, Inc.

                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

================================================================================

          Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard to affect its financial statements.

          On October 27, 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 97-2, Software Revenue Recognition, which provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. If the software arrangement does not require significant production, modification, or customization of software, revenue should be recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor's fee is fixed or determinable, and (4) collectibility is probable. The adoption of SOP No. 97-2 did not have a material impact on the Company's financial statements.

          Fair Values of Financial Instruments

          The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

               Cash and cash equivalents:
               The carrying amount reported in the consolidated balance sheet for cash and cash equivalents approximates fair value for cash and cash equivalents.

               Loan receivable from Actanet, Inc.:
               The fair value of the loan receivable from Actanet, Inc. is not determinable because of the uncertain period of time to maturity.

               Short-term debt:
               The fair value of short-term debt approximates cost because of the short period of time to maturity.

                                                                 Softlink, Inc.

                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

================================================================================

                  Earnings Per Share

                  During the year ended March 31, 1998, the Company adopted the provisions of SFAS No. 128, Earnings Per Share. SFAS No. 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity. For the years ended March 31, 1999 and 1998, options to purchase 2,315,026 and 485,663 shares of common stock, respectively, were excluded from the computation of diluted earnings per share since their effect would be antidilutive. For the six months ended September 31, 1999 and 1998, options to purchase 2,579,493 and 1,565,026 shares of common stock, respectively, were excluded from the computation of diluted earnings per share since their effect would be anti-dilutive (unaudited).

2. Property and   A summary of property and equipment follows:
   Equipment


                                                      September 30,   March 31,
                                                              1999         1999
                  -------------------------------------------------------------
                                                       (Unaudited)
                  Furniture and fixtures            $     57,100      $  38,900
                  Equipment                               77,500         25,900
                  Software                                12,400          3,400
                  -------------------------------------------------------------
                                                         147,000         68,200
                  Less accumulated depreciation           25,600         13,900
                  -------------------------------------------------------------
                                                    $    121,400      $  54,300
                  =============================================================

3. Deposits and   Included in deposits and other assets is a $49,200 loan
   other Assets   receivable from Actanet Inc., an unrelated company. The loan is non-interest bearing and is payable when Actanet Inc.
                  raises $250,000 of debt or equity funding from investors.

4. Short-Term     In March 1998, the Company borrowed $50,000 from a
   Borrowings     stockholder under the terms of a promissory note bearing a
                  12% interest rate. In August 1998, the note payable and accrued interest were repaid in full.

                                                                 Softlink, Inc.

                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

================================================================================

                    In December 1997, the Company received a $100,000 deposit from Compressant, Inc., a company who had entered into a merger agreement with the Company. In April 1998, the Company cancelled the merger agreement with Compressant, Inc. and executed an 8% promissory note payable in December 1998. In July 1998, the promissory note was assigned to Harris & Hull, who subsequently filed a complaint against the Company in January 1999 for breach of contract on the promissory note. In March 1999, the Company entered into a settlement agreement with Harris & Hull which provided for a $5,000 cash payment and a transfer of 21,209 shares of the Company's common stock as full payment on the $84,600 remaining balance due under the promissory note. Since the Company issued shares of treasury stock carried at their acquisition cost of $57,000 to settle this note payable, the resulting gain on this transaction has been recorded as an increase to additional paid-in capital.

5. License          On March 27, 1998, Softlink, Inc. entered into a license
   Agreement        agreement with an unrelated Japanese company ("the
                    Licensee"), which provides for the exclusive right to sell certain of Softlink, Inc.'s products in Japan. The license agreement calls for the payment of a minimum guarantee royalty by the licensee of $800,000 during the first fifteen months and $1,200,000 during the next twelve months. As such, Softlink, Inc. has recognized $640,000 and $6,900 in license fee income during the years ended March 31, 1999 and 1998, respectively. During the six months ended September
                    30, 1999 and 1998, the Company recognized $153,100 and
                    $320,000 respectively (unaudited). Included in accounts receivable as of September 30, 1999 and March 31, 1999 are
                    $550,000 and $421,900, respectively, due from the Licensee.
                    Future minimum license fee income to be earned under the terms of the license agreement totals $1,059,800 and $293,300 during the years ended March 31, 2000 and 2001, respectively.

                                                                Softlink, Inc.

                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

================================================================================

6. Commitments      The Company has an employment agreement with one of its
                    officers which provides for a severance payment equal to one year's salary and immediate vesting of outstanding stock options if the officer is terminated without cause.

                    The Company leases its facilities under operating leases. The facility leases require the Company to pay certain maintenance and operating expenses such as utilities, property taxes and insurance costs. Rent expense related to these leases was $32,000 and $1,500 for the fiscal years ended March 31, 1999 and 1998, respectively.

                    A summary of the future minimum lease payments under these non-cancelable operating leases follows:

                    Years Ended March 31,                                Amount
                    ------------------------------------------------------------
                    2000                                              $  54,000
                    2001                                                 24,600
                    ------------------------------------------------------------
                                                                      $  78,600
                    ------------------------------------------------------------

7. Income Taxes     Income tax expense for the years ended March 31, 1999 and
                    1998 consisted of the State minimum tax. During the six months ended September 30, 1999, the Company incurred foreign taxes of approximately $30,900 relating to license fee income from a Japanese company (Note 5).

                    The Company's effective tax rate differs from the statutory federal income tax principally as a result of Federal and State net operating losses for which a full valuation allowance has been provided. Deferred tax assets (liabilities) comprise the following:

                                                    September 30,     March 31,
                                                             1999          1999
                    -----------------------------------------------------------
                                                     (Unaudited)
                    Loss carryforwards               $  1,141,100     $ 455,200
                    Depreciation and amortization          (2,800)       (2,800)
                    Deferred compensation                 328,300       159,800

                                                                 Softlink, Inc.

                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

================================================================================

                    Reserves not currently deductible      39,400        39,400
                    -----------------------------------------------------------
                                                        1,506,000       651,600
                    Valuation allowance                (1,506,000)     (651,600)
                    -----------------------------------------------------------
                    Net deferred tax asset             $        -      $      -
                    ===========================================================

                    As of March 31, 1999, the Company has net operating loss carryforwards of approximately $1,175,300 and $590,300 available to reduce future taxable income, if any, for Federal and California state income tax purposes. The net operating loss carryforwards expire in various years through 2019.

                    Pursuant to the "change in ownership" provisions of the Tax Reform Act of 1986, utilization of the Company's net operating loss carryover may be limited, if a cumulative change of ownership of more than 50% occurs within any three-year period. The Company has not made this determination as of March 31, 1999.

8. Capital Stock    Common Stock
                    During the year ended March 31, 1998, Softlink CA sold
                    222,327 shares of its common stock to various investors resulting in $164,800 in proceeds. In addition, Softlink CA issued 453,621 shares of its common stock to various consultants. Compensation costs relating to stock issued for services totaling $336,200 were recorded based on the $0.74 price per share obtained from the sale of common stock during the period.

                    On March 31, 1998, the Company completed the acquisition of 100% of the outstanding common stock of Softlink CA in a transaction recorded as a reverse acquisition (Note 1).

                    During the year ended March 31, 1999, the Company sold 6,512,835 shares of its common stock in exchange for several 8% notes receivable totaling $4,976,300 and $63,600 in cash. On October 21, 1998 (prior to when the Company's stock became publicly traded), 2,650,130 of these shares of common stock were repurchased at the original per-share issuance price and retired by the Company in exchange for the cancellation of $973,900 in notes receivable due to non-payment.

                                                                 Softlink, Inc.

                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

================================================================================

                    Treasury Stock
                    On March 31, 1999, the Company repurchased 1,771,209 shares of its common stock at the then-current market value in exchange for the cancellation of $3,186,500 in notes receivable due to non-payment. A former shareholder reserves the right to repurchase 250,000 of these shares from the Company at $3.00 per share through September 30, 1999 (Note
                    12).

                    The Company reserved 625,000 of these treasury shares (with a cost of $52,000) for issuance to its existing shareholders upon achieving the following three milestones: 25% of the shares would be issued upon the collection of the first $250,000 due under a license agreement (Note 5), 35% of the shares would be issued if the Company generated $2 million in sales and $100,000 in "audited profits" for the year ended December 31, 1998, the remaining 40% of the shares would be issued if the Company generated $1.5 million in sales and $200,000 in "audited profits" for the six months ended June 30, 1999. The Company met the first milestone in June 1998, and recorded $108,300 in compensation expense for the issuance of 156,250 of these reserved treasury shares based on their cost. However, the Company did not achieve the second two milestones. As of the date of this report, management has not yet formulated a plan for the remaining 468,750 shares reserved in treasury stock.

                    On March 31, 1999, 21,209 of the shares held in treasury were reissued for the retirement of $79,600 in debt (Note
                    4).

                    In March 1999, the Company reserved 875,000 shares of treasury stock (with a cost of $2,400,000) for issuance in exchange for radio and television advertising.

                    Based upon an agreement dated April 30, 1999 with a barter company which is acting as an intermediary in this transaction, the Company will be invoiced for radio and television advertising at the standard billing prices established by the media supplier, less 20%. The number of treasury shares to be transferred for payment of invoices received will be based on the lower of $2.50 per share or 50% of the trading price of the Company's common stock on the date of transfer.

                                                                 Softlink, Inc.


                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

===============================================================================

                         Stock Options
                         Options are exercisable as determined by the Board of Directors on the date of grant and expire five years from the date of grant. The Company applies Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees, and Related Interpretations in Accounting for Stock Options Issued to Employees. Under APB Opinion No. 25, employee compensation cost is recognized when the estimated fair value of the underlying stock on date of grant exceeds the exercise price of the stock option. For stock options issued to non-employees, the Company applies SFAS No. 123, Accounting for Stock-Based Compensation, which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model. During the years ended March 31, 1999 and 1998, the Company recognized $343,000 and $30,000 in compensation cost relating to stock options issued to employees and consultants.

                         A summary of the status of the Company's stock options of March 31, 1999 and 1998, and changes during the years then ended is presented in the following table:

                                                                                   Options Outstanding
                                                   --------------------------------------------------------------------------
                                                             March 31, 1999                       March 31, 1998
                                                   --------------------------------     -------------------------------------
                                                                           Wtd.-Avg                                Wtd.-Avg
                                             Shares                       Ex. Price          Shares                Ex. Price
                         ----------------------------------------------------------------------------------------------------
                         Beginning          480,702                           $0.74               -                $       -
                         Granted          1,834,324                           $0.94         485,663                $    0.74
                         Exercised                -                           $   -          (4,961)               $    0.74
                         Forfeited           (8,533)                          $0.74               -                $       -
                         ----------------------------------------------------------------------------------------------------

                         Ending           2,306,493                           $0.90         480,702                $    0.74
                         ----------------------------------------------------------------------------------------------------

                         Exercisable
                         at year-end      1,150,177                           $0.75         480,702                $    0.74
                                         ==========                                        ========

                                                                 Softlink, Inc.


                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

===============================================================================


                         The following table summarizes information about stock options granted during the year ended March 31, 1999:

                                            Exercise Price
                                            Equals, Exceeds
                                            or is Less Than          Weighted-
                        Number of            Mkt. Price of           Average       Range of         Weighted-
                     Options Granted         Stock on Grant          Exercise      Exercise          Average
                       During 1999               Date                 Price         Price           Fair Value
                  ---------------------------------------------------------------------------------------------------------------
                        800,991                 Equals                $0.61       $     0.61        $    0.09
                        283,333                 Exceeds               $1.20       $     1.20        $    0.01
                        750,000                Less Than              $1.19       $0.61-2.00        $    4.07
                  ---------------------------------------------------------------------------------------------------------------

                      1,834,324                                       $0.94                         $    1.70
                  =============                                       =====                         =========

                 The weighted-average exercise price and weighted-average fair value of stock options granted during the year ended March 31, 1998 was $0.74 and $0.06, respectively.

                 The following table summarizes information about stock options outstanding as of March 31, 1999:

                              Options Outstanding                                     Options Exercisable
                  ---------------------------------------------------------------------------------------------------------
                                                                  Weighted
                                              Number              Average
                   Range of Exercise     Outstanding as of       Remaining         Weighted            Number       Weighted
                       Price                 3/31/99           Contractual Life    Average          Exercisable     Average
                                                                   (Years)       Exercise Price        3/31/99   Exercise Price
                        $ 0.50                   75,000              4.9             $0.50               40,625        $0.50
                        $ 0.61                  830,991              4.2             $0.61              471,771        $0.61
                        $ 0.74                  472,168              3.9             $0.74              472,169        $0.74
                        $ 1.20                  853,333              4.9             $1.20              164,778        $1.20
                        $ 2.00                   75,000              5.0             $2.00                  834        $2.00
                                              ---------                                               ---------
                                              2,306,493                                               1,150,177
                                              =========                                               =========

                                                                 Softlink, Inc.


                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

===============================================================================

                       SFAS No. 123 requires the Company to provide pro forma information regarding net loss and loss per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of stock options at the grant date by using the Black-Scholes option pricing-model with the following weighted-average assumptions used for grants in 1999 and 1998, respectively: no dividend yield; expected volatility of 227.3 percent (for options granted while the Company's stock was publicly traded) and 0.1 percent (for options granted prior to when the Company's stock was publicly traded); risk-free interest rate of
                       5.7 and 6.0 percent; and expected lives of three years for all plan options.

                       Under the accounting provisions of SFAS No. 123, the Company's net loss and loss per share would have been increased to the pro forma amounts as follows:

                       Years ended March 31,                                    1999                 1998
                       -----------------------------------------------------------------------------------------
                       Net loss:
                          As reported                                       $ (1,015,900)           $(620,800)
                       -----------------------------------------------------------------------------------------
                          Pro forma                                         $ (1,069,100)           $(620,800)
                       -----------------------------------------------------------------------------------------

                       Basic loss per share:
                          As reported                                       $      (0.14)           $   (0.26)
                       -----------------------------------------------------------------------------------------
                          Pro forma                                         $      (0.15)           $   (0.26)
                       -----------------------------------------------------------------------------------------

9.  Major Customers    For the year ended March 31, 1999, revenues from two
                       customers amounted to $72,000, or 79% of net sales, excluding the revenue from license fees (Note 5).
                       Included in accounts receivable as of March 31, 1999 is $5,500 due from these two customers.

                       For the year ended March 31, 1998, revenues from two customers amounted to $15,500 or 93% of net sales, excluding the revenue from license fees.

                                                                  Softlink, Inc.


                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

===============================================================================

10. Statements of      The Company paid $2,500 and $0 for interest in the fiscal
    Cash Flows         years ended March 31, 1999 and 1998, respectively. The
                       Company made no income tax payments during the year ended
                       March 31, 1999 and paid $800 for income taxes during the year ended March 31, 1998.

                       Supplemental Schedule of Non-Cash Investing and Financing
                       Activities:

                       In September 1999, the Company accrued dividends to the shareholders of convertible preferred stock in the amount of $26,300.

                       In May 1999, the Company purchased a copier in the amount of $7,000 under a capital lease.

                       In June 1999, the Company received notes receivable totaling $17,800 for the issuance of treasury stock.

                       During the year ended March 31, 1999, the Company received notes receivable totaling $4,976,300 for the sale of common stock. Of this amount, $973,900 in notes receivable were cancelled for the repurchase and retirement of common stock, and $3,186,500 in notes receivable were cancelled for the acquisition of treasury stock. In addition, a note payable amounting to $79,600 was retired through the issuance of treasury stock (Notes 4 and 8).

                       During the year ended March 31, 1998, a $550,000 note receivable pertaining to the sale of common stock was recorded in connection with the completion of a reverse acquisition (Note 1).

11. Contingency        The Company is currently under an investigation by the
                       Securities and Exchange Commission. As of the date of this report, the outcome of this investigation is not determinable.

12. Subsequent Events During the six months ended September 30, 1999, 283,000 and Interim Period stock options with a $2.00 exercise price were issued to
    Information        employees and consultants.

                                                                  Softlink, Inc.


                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

================================================================================

                       In May 1999, the Company issued 66,667 shares of treasury stock to a shareholder for proceeds of $200,000 as an exercise of that shareholder's right to repurchase shares of treasury stock (Note 8). The Company also borrowed $100,000 with zero interest from the same shareholder during the period.

                       In May 1999, the Company purchased fully vested options to buy 10,000 shares of the Company's common stock with an exercise price of $0.61 per share from a consultant for $5,500.

                       In June 1999, the Company entered into a license agreement with an unrelated U.S. company ("the Licensee"), which grants the licensee the right to bundle certain software with a hardware product and/or computer services provided by the licensee. The agreement also provides the right to make, sell and offer for sale copies of the licensed software. The licensee shall pay the Company a one-time license fee of $50,000 for the use of the licensed software for a period of 12 months from the date of first shipment of the licensed software with licensee's products, not to exceed 300,000 units. The Company shall share a fixed amount of upgrade revenue with licensee each time the licensee's customers upgrade to the Company's product. In July 1999, the Company delivered the initial shipment to the licensee, and in September 1999, the one-time license fee was received.

                       In June 1999, the Company entered into an agreement to sell 72,727 shares of treasury stock to two investors for notes receivable totaling $17,800 and $180,000 in cash.

                       In June 1999, the Company entered into a lease agreement to rent office space for two years, effective September 13, 1999. The lease required a security deposit of $7,800, and a minimum monthly payment of approximately $7,900.

                       In June 1999, the Company entered into a license agreement with an unrelated U.S. company ("the Licensor"), which gave the Company an exclusive right to reproduce, manufacture, sell and distribute certain motion pictures. In July 1999, the Company paid $41,400 to acquire the royalty right and deposit for the use of certain titles.

                                                                  Softlink, Inc.


                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

================================================================================

                       In June 1999, the Company entered into a license agreement with an unrelated Japanese company ("the Licensee"), which provides for the non-exclusive right to distribute certain media titles in Japan. The license agreement calls for the payment of $38,500 by the licensee for the initial shipment of product, and an additional $60,500 royalty payments at the time when additional materials are ordered.

                       In July 1999, the Company borrowed a total of $102,300 with zero interest from three shareholders, and $16,000 interest-free loan from an officer, respectively. In August 1999, all of these loans were paid in full (unaudited).

                       In July 1999, the Company entered into a license agreement with a U.S. based Japanese company ("the Licensee"), which allows the licensee to replicate, copy and license certain computer software programs as part of a bundle for use with a hardware product. As part of the agreement, the Company will deliver its standard user manual as well as the user guide for the program. The Company will also provide continued upgrades and support to the program. The licensee shall pay the Company a royalty for the program at a fixed price per unit, and the royalty payments will be made to the Company on a quarterly basis (unaudited).

                       In July 1999, the Company borrowed $20,000 interest-free loan from an independent lender. In September 1999, the note payable was repaid in full (unaudited).

                       In July 1999, the Company borrowed $100,000 from an unrelated lender under the terms of a promissory note bearing a 10% interest rate. In August, 1999, the loan was paid in full (unaudited).

                       In August 1999, the Company entered into employment agreements with two officers providing for severance payments equal to one year's salary if either officer is terminated without cause (unaudited).

                       In August 1999, the Company restated its Articles of Incorporation to authorize 59,000,000 shares of common stock and 1,000,000 shares of preferred stock, each unit a par value of $0.001 per share (unaudited).

                                                                 Softlink, Inc.


                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

================================================================================

                       In August 1999, the Company obtained an additional financing of $3,000,000 through the issuance of 300 shares of Series A convertible preferred stock to investors. The Company also issued warrants to purchase an aggregate of 390,000 shares of common stock. The warrants, which have exercise prices ranging from $2.25 to approximately $2.44 per share, expire in August 2004. The preferred stock is convertible into that number of shares of common stock equal to the stated value of the Series A convertible preferred stock divided by the conversion price in effect at the time of the conversion (unaudited).

                       In August 1999, the Company purchased $1,400,000 zero coupon commercial paper at a discount price of $98.725 with a remaining maturity of three months or less. The commercial paper is rated above A1 (unaudited).

                       During the six months ended 1999, the Company loaned $130,000 to two independent companies under the terms of promissory notes bearing a 20% and 10% interest rate, respectively (unaudited).

                       In September 1999, the Company entered into a license agreement with an unrelated Japanese Company, ("the Licensee"), which gives the licensee an exclusive right in Japan to utilize and sell the Company's technology for phone-to-PC voice email through March 31, 2001. The licensee shall make an initial payment for the development cost of $12,000 and a prepaid royalty of $10,000 to the Company. The licensee shall also pay a fixed price per copy of software provided to users, and a fixed percentage of usage charge for the phone-to-PC voice email system. Royalty payments will be made to the Company on a quarterly basis (unaudited).

                       In September 1999, the Company's board of directors adopted the 1999 Stock Option Plan, which has not yet been ratified by the stockholders. Under the Plan 2,400,000 shares of common stock are available for options, which may be granted to employees, directors, and consultants (unaudited).

                       In September 1999, the Company's board of directors voted by unanimous consent to rescind options to purchase 958,000 shares of

                                                                  Softlink, Inc.


                                      Notes to Consolidated Financial Statements
          (Information with respect to September 30, 1999 and 1998 is unaudited)

================================================================================

                       common stock previously granted to various employees. The board then granted options to purchase 1,082,714 shares of common stock under the newly adopted stock option plan (unaudited).

                       In October 1999, the Company entered into a license agreement with an unrelated U.S. Company, ("the Licensee"), which gives the licensee the right to bundle certain software with a hardware product and/or computer services provided by the licensee. The agreement also provides the right to make, sell and offer for sale copies of the licensed software. The Company shall share a fixed amount of upgrade revenue with licensee each time the licensee's customers upgrade to the Company's product (unaudited).

                       From October 1, 1999 through December 13, 1999, the Company granted employees options to purchase an aggregate of 297,000 shares of the Company's common stock at the fair market value of the Company's common stock on the dates of grant (unaudited).

                       In December 1999, the Company issued an aggregate of 20,250 shares of the Company's common stock to employees as a bonus, resulting in compensation costs of $20,900 (unaudited).

                       In December 1999, the Company recorded an allowance for doubtful accounts of approximately $450,000, of which $250,000 pertained to amounts receivable under the license agreement described in Note 5 (unaudited).

                       In January 2000, two shareholders converted an aggregate of 45 shares of preferred stock and accrued dividends into 932,653 shares of common stock (unaudited).

     Until March 7, 2000, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                              SOFTLINK, INC.


                              7,551,058 Shares of
                                  Common Stock


                              ________________________

                                   PROSPECTUS
                              ________________________

                              February 11, 2000